9/2



03029727

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K. Wah Construction Materials Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3850 FISCAL YEAR 12-31-02

Complete for initial submissions only ** *Please note name and address changes*

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OICF/BY: dw

DAT : 9/4/03



K. WAH CONSTRUCTION MATERIALS LIMITED

Annual Report 2002

Our

We are a sizeable professional construction materials company continuously in search of excellence in all that we do.

It is our mission to satisfy market demand and customer needs with quality products and services at competitive prices.

With vision, perseverance and teamwork, we strive to be a leader in the industry that we serve and to provide shareholders the best return on their investment.

The Company

The predecessor of **K. Wah Construction Materials Limited** was first listed on the Hong Kong Stock Exchange in 1991 as International Pipe Limited, a leading company in the manufacture, sale and distribution of concrete pipes and other precast concrete products. Currently, the Company's numerous subsidiary and associated companies supply various types of construction materials and products to both private and public sectors in Hong Kong and the Mainland. It is the most integrated construction materials company listed on the Hong Kong Stock Exchange and is also one of the five major construction materials suppliers in Hong Kong.

The founder and Chairman of the Company, Dr. Lui Che Woo, MBE, JP, LLD, DSSc embarked on the business in construction materials in 1955 when the first K. Wah company was established. The prescient Dr. Lui foresaw the demand for construction materials would increase dramatically to cope with the rapid growth of population and economy of Hong Kong. Such prescience was fully borne out by the expansive evolution of the Company in the past decades. The Company was renamed as K. Wah Construction Materials Limited in May 1997 after the acquisition of substantial construction materials businesses in Hong Kong and the Mainland from its holding company, K. Wah International Holdings Limited. The Company since then has expanded its business to include quarrying, ready-mixed concrete, cement, other concrete products and asphalt. It has also undergone an organisational restructure to enhance operational and cost efficiency.

In the past years, the Company has established a full-range vertical integration of construction materials operations. Besides the solid business foundation in Hong Kong, the Company is also progressive in the strategic business developments in the Mainland. Operations are set up in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Anhui, Huzhou and Huidong. A localisation policy has also been adopted to enhance operational efficiency.

Contents

Financial Calendar

DATES	EVENTS
18th September 2002	Announcement of results for the six months ended 30th June 2002
27th September 2002	Despatch to shareholders of 2002 interim reports
22nd November 2002	Payment of 2002 interim dividend in both scrip form and cash
9th April 2003	Announcement of results for the year ended 31st December 2002
28th April 2003	Despatch to shareholders of annual reports for the year ended 31st December 2002 and circular regarding the proposal for the granting of a general mandate to the Directors to repurchase the Company's own shares
19th May 2003 to 23rd May 2003 (both days inclusive)	Closure of Register of Members to ascertain entitlements to final dividend for the year ended 31st December 2002
23rd May 2003	2003 annual general meeting
4th July 2003	Payment of 2002 final dividend in both scrip form and cash

CHAIRMAN

Dr. Lui Che Woo, MBE, JP, LLD, DSSc

DEPUTY CHAIRMAN

Francis Lui Yiu Tung

MANAGING DIRECTOR

Chan Kai Nang

EXECUTIVE DIRECTOR

Paddy Tang Lui Wai Yu

NON-EXECUTIVE DIRECTORS

Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent Non-executive Directors*

COMPANY SECRETARY

Steven Tong Kui Nam

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS

Denton Wilde Sapte
Deacons
Johnson Stokes & Master

REGISTERED OFFICE

29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.kwcml.com

STOCK CODE

SEHK 27

NOTICE IS HEREBY GIVEN that the 2003 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Friday, 23rd May 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2002;

2. To declare a final dividend for the year ended 31st December 2002;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held;

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 28th April 2003

Notes:

1. The register of members will be closed from 19th May 2003 to 23rd May 2003, both days inclusive, during which period no transfer of shares will be effected.

2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.

3. A form of proxy for use in connection with the annual general meeting is enclosed. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.

4. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in a separate letter from the Company enclosed with this Annual Report.

5. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.



Chairman — **Dr. Lui Che Woo**, MBE, JP, LLD, DSSc

FOREWORD

The result in 2002 proved that the Group has made the right move in diversifying into the Mainland. The contribution from the Group's Mainland Division increased significantly during the year. The profit before tax from the Mainland operation for 2002 accounted for approximately 29% of the Group's profit as compared to approximately 3% in 2001. Within the confines of the Group's strategy for investments in the Mainland, the Group has committed more than HK$500 million in fifteen Mainland projects, of which two have started bringing profit contribution to the Group. The Group expects with all the remaining projects up and running in the coming two years, the Group will achieve a more balanced profit distribution between Hong Kong and the Mainland. The Group's business presence now covers Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Anhui, Huzhou and Huidong.

YEAR 2002 RESULTS

Though the Group's 2002 results is less profitable than 2001, it is considered satisfactory given the further deterioration of the Hong Kong economy and the Mainland market becoming more competitive.

Turnover was HK$1,011 million compared to HK$1,083 million last year, representing a decline of 7%. Further shrinking demand eroded our profit margin in the Hong Kong market. This however, was partly offset by better than expected performance in the Mainland.

Profit attributable to shareholders declined 45% from that of last year to HK$62 million. Earnings per share was 5.1 cents per share, a 47% decrease compared to the year ended 31st December 2001.

The Board recommends a final dividend of 1 cent per share, resulting in a total dividend of 2 cents per share with a payout ratio of 40% for 2002. For the preceding three years, the Group has maintained an average payout ratio of over 40%.

PROSPECTS

In Hong Kong, the severe and prolonged downturn in the local economy continues to affect the construction sector. Shrinking demand resulted in thinner margins which directly affected the Group's performance.

The Group is well prepared to cope with the foreseeable difficult business environment through further consolidation and streamlining of its Hong Kong operations and containing cost.

The Group maintains its view on the increasing potential in the Mainland. It recognises that to be successful in the Mainland, leveraging the Group's current strengths in corporate culture, system and human talents and Mainland experience are the key value drivers that the Group must focus on.

STRATEGIC FOCUS

Throughout 2002, the Group remained focused on its core strategy implementation. In the year ahead, the Group will focus on leveraging its leadership position in Hong Kong to lead the Group through the most critical period of the Hong Kong economy and further reposition itself to capture rising opportunities when Hong Kong's economy recovers. In the Mainland, we continue to ensure that the 15 new projects embarked in 2002 will start generating profit contribution to the Group in the coming two years.

In light of growing opportunities in Mainland China, the Group will pursue its long term strategy to become one of the major suppliers of construction materials in Mainland. On this, the Group is actively exploring business opportunities to expand its presence in other provinces and cities and to enlarge its product range to include higher value products which are environmental friendly with better return.

PEOPLE

In K. Wah, people are our most valuable assets. The Group believes the success of the Group's business relies upon the employees' talents and experience. The Group's personnel strategy is to continuously invest in developing talents and ensure that the Group has sufficient talents of the required disciplines to support the Group's growth in Greater China.

The Board welcomes the appointment of Mr. Chan Kai Nang as an executive director and deputy managing director of the Company with effect from 14th January 2003 and as the managing director of the Company with effect from 9th April 2003, bringing substantial valuable experience to the Group.

The Group has taken measures to monitor and evaluate the impact of the recent outbreak of atypical pneumonia on the Group's employees and business.

AWARD

In 2002 K. Wah Construction Materials Limited won the Caring Company Award accredited by the Hong Kong Council of Social Service, recognising the Group's performance as a good corporate citizen.

On the corporate governance front, the Group's independent non-executive director, Dr. Charles Cheung won the Directors of the Year Awards 2002 of Listed Company Non-Executive Director from The Hong Kong Institute of Directors. Dr. Cheung was awarded for his outstanding contribution towards maintaining the Group's high standard of corporate governance.

Lastly, my gratitude goes to the directors; the management team, and all staff for their valuable contribution made in 2002.

Dr. Lui Che Woo
Chairman

9th April 2003



The Group is committed to high standards of corporate governance. To accomplish this, the Group exercises corporate governance through the following Boards and Committee:

1. **Board of Directors**

The Board of Directors comprises the Chairman, Deputy Chairman, both Executive and Non-Executive Directors. The Board of Directors is principally accountable to the shareholders and is responsible for overall management of the Company.

The Board of Directors meets formally three to four times a year and has formal procedures on matters for consideration and decision. The Board of Directors has delegated the responsibility for the day to day management of the Group's operation to an Executive Board.

The current members of the Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Ms. Paddy Tang Lui Wai Yu, Dr. Chan Nai Keong, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. Yip Hing Chung.

2. **Executive Board**

The Executive Board consists of Executive Directors and is principally accountable to the Board of Directors on day to day management of the Group's operation. The Executive Board meets regularly and monitors the operations and acts as mentor management.

The current members of the Executive Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang and Ms. Paddy Tang Lui Wai Yu.

3. **Audit Committee**

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Directors have approved the establishment of an audit committee and have formulated its written terms of reference setting out its authority and duties, including the review of matters concerning the Group's financial reporting process.

The current members of the Audit Committee are Dr. Charles Cheung Wai Bun and Mr. Moses Cheng Mo Chi.

The Audit Committee meets at least twice a year for review of annual results and interim results. Our Audit Committee Members are vocal and they bear a high degree of individual responsibility. To ensure that the Group is run in an open and transparent manner, the Committee has recommended the review of the Group's interim financial information by auditors.

The Group's particular efforts to lay the seeds of corporate governance in its Mainland operations have reaped favourable results. We made our Mainland staff aware of the internal policies and control system and by all means, enforce it. Our Mainland management has become more disciplined and accommodating towards compliance with the Group's internal policies and control system. Embodiment of good practice standards not only in Hong Kong, but also in our Mainland investments, aligns with the Group's long term strategies.

In recognition of the contribution of Dr. Charles Cheung Wai Bun, Chairman of the Audit Committee, in maintaining the high standard of corporate governance of the Group, Dr. Charles Cheung won the Directors of the Year Awards 2002 of Listed Company Non-Executive Director.

For the year ended 31st December 2002, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors were appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

REVIEW AND OUTLOOK OF OPERATION

Overview

Turnover and profit before taxation for the year ended 31st December 2002 were HK$1,011 million and HK$70 million, as compared to HK$1,083 million and HK$128 million for the year ended 31st December 2001 respectively. The Group has achieved a similar turnover level as in last year but the profit before taxation decreased by approximately 45% from last year due to the escalating competitive business environment in Hong Kong.

The contribution from the Mainland operations has begun to emerge during the year. With all the planned new projects in the Mainland gradually phasing into commercial operation, more contribution to the Group in future is expected.

Analysis by Geographical Area

	Hong Kong	Mainland	Group
	HK$'000	*HK$'000*	*HK$'000*
Turnover	553,060	457,939	1,010,999
Operating profit	50,495	18,073	68,568
Finance costs	(6,722)	(471)	(7,193)
Share of profits less losses of			
Jointly controlled entities	1,968	2,471	4,439
Associated companies	3,944	—	3,944
Profit before taxation	49,685	20,073	69,758
Taxation			(4,414)
Profit after taxation			65,344
Minority interests			(3,016)
Profit attributable to shareholders			62,328



TURNOVER BY GEOGRAPHICAL SPREAD

		2002 HK$'000	2001 HK$'000
A	Hong Kong	**553,060**	721,075
B	Mainland China	**457,939**	361,540
		1,010,999	1,082,615

2002
B (45%)
A (55%)
2001
B (33%)
A (67%)



GROSS ASSETS BY GEOGRAPHICAL SPREAD

		2002 HK$'000	2001 HK$'000
A	Hong Kong	**941,581**	1,043,345
B	Mainland China	**614,668**	461,503
		1,556,249	1,504,848

2002
B (39%)
A (61%)
2001
B (31%)
A (69%)

Business in Hong Kong

The stagnant property market and the slow down in housing construction activities have resulted in shrinking of demand for construction materials in Hong Kong. Fortunately, our continued management efforts implemented a few years ago to ensure cost efficiency in all facets of the operations have enabled us to meet those challenges brought about by the stiff market competition. The results of the Hong Kong operations were in line with expectation and new projects proceeded in accordance with planned schedules.

The rehabilitation works of KWP Quarry Co. Limited at Anderson Road in which the Group has a 63.5% interest is proceeding in accordance with the planned schedule. The subsidiary has met the second milestone on time in accordance with the contract with the Hong Kong SAR Government. The Group's wholly-owned quarry in Huidong has commenced operation during the year. The Group will continue its effort in cost efficiency review in order to maintain a competitive position in the industry and face the challenges ahead.

Given the current subdued Hong Kong economy, our Hong Kong operations are expected to face more severe competition in the near term. In order to maintain a leading industry position and ensure our competitiveness in the Hong Kong market, we will continue to find ways to improve product quality and cost efficiency including capitalisation on the cheap labour market in the peripheral areas. Our earlier production facilities in these areas have proven to be successful in this aspect. With the ample opportunities that exist in the Pearl River Delta area, the Group will continue to fetch opportunities to expand into these areas to develop new market and new product range.

Business in Mainland China

The Mainland Division for 2002 recorded an overall robust performance as compared to the previous year. The Group has successfully expanded into the Mainland both in terms of new market and new product range with a number of new operations set up during the year. The Group's Mainland business has now expanded to Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Anhui, Huzhou and Huidong.

The performance of our Shanghai operation has been very encouraging during the year and is now providing additional contribution to the Group. The sales volume of the Group's ready-mixed concrete in the area continued to grow and profit contribution is increasing. In order to capitalise on the growing market fuelled by China's entry to WTO and the World Expo 2010 to be held in Shanghai, the ready-mixed concrete production capacity has been expanded during the year. Along with the strategy to cover the upstream products and expand product range, the Group's wholly-owned subsidiary, Shanghai K. Wah Concrete Piles Co., Ltd., has commenced operation, supplying piles to the Shanghai market. In addition, the Group has entered into an agreement with Maanshan Masteel to set up a joint venture, Anhui Masteel K. Wah New Building Materials Co., Ltd., in which the Group holds a 30% interest for the manufacturing of slag. The operation is expected to commence in 2003. It is also expected that the Group's wholly-owned quarry in Huzhou will commence production shortly.

In Beijing, the Group's 55% owned Beijing Shoujia Stone Co., Ltd. has commenced quarrying operation during the year and the performance was satisfactory. Driven by the Beijing 2008 Olympic Game, the demand for quality construction materials in the area has increased and the Group is confident that it is the appropriate time to enter into this market with a growing demand in high quality ready-mixed concrete. To seize such valuable opportunity, the Group will consider setting up new business in the area to serve the growing construction materials market in Beijing. With the Group's experiences in the business and emphasis in providing quality products to the market, it is expected the operations in this area will further expand and provide good contribution to the Group.

In Guangzhou, the ailing market condition has an impact on the industry overall. Notwithstanding such unfavorable environment, the Group's cement operation in Guangzhou K. Wah Nanfang Cement Limited, in which the Group has a 50% interest, was satisfactory during the year, providing contribution to the Group. Continued efforts have been made to ensure that the most cost efficient operation is in place to maintain our competitiveness among the industry in the area.

The Group will continue to expand our business presence into other major cities in the Mainland.

Technology Investments

Adhering to the strategic mandate, the Group has been proceeding prudently to explore new technology investments during the year. As at 31st December 2002, total technology investments stood at approximately HK$116 million, which was at a similar level as that of last year. A balanced investment portfolio is being maintained covering various segments both in Hong Kong and in the Mainland.

OTHERS

The Group has taken measures to monitor and evaluate the impact of the recent outbreak of atypical pneumonia on the Group's employees and business.

AWARDS

In pursuit of improvement, the Group has participated in various competitions during 2002 and is pleased to report the following awards:

Awards in Hong Kong

Wastewi$e Logo

K. Wah Construction Materials (Hong Kong) Limited participated in the Wastewi$e Scheme organised by the Environmental Protection Department of Hong Kong SAR Government, and has been awarded the Wastewi$e Logo by achieving a number of waste reduction targets in 2002.

Caring Company

K. Wah Construction Materials Limited has been given a "Caring Company Award" by the Hong Kong Council of Social Service. The Company aimed to command recognition of the public on the colleagues' care for society through joining the voluntary work organised by KWCM Social Club as well as to demonstrate the Company's commitment to social responsibility.

Awards in Mainland China

Guangzhou K. Wah Nanfang Cement Limited won three outstanding awards in 2002. They are "紅棉牌商標 — 廣州市著名商標"; "第八次全國水泥化學分析大對比全優單位" and "二零零二年全省水泥檢驗大對比全優單位".

Contract Signing



走進密雲 攜手發展
INVESTMENT OPPORTUNITY IN MIYUN

1. K. Wah signed a joint venture with Shougang Group for the production of limestone
2. The management of the Maanshan Iron & Steel Company Limited visited K. Wah's headquarters and signed an agreement with K. Wah.



1
2



Hong Kong	
Company	Award
K. Wah Construction Materials Limited	— Caring Company
K. Wah Construction Materials (Hong Kong) Limited	— Wastewi$e Logo
K. Wah Construction Products Limited	— ISO9001 : 2000 for Quality Management System — Best Safety Performance Award 2002 — Certificate of Appreciation for Employing People of Disability
KWP Quarry Co. Limited	— Certificate of Merit in Quality, 2002 Hong Kong Awards for Industry
Shanghai	
Company	Award
Shanghai Bao Jia Concrete Co., Ltd.	— 二零零二年度交通安全區級達標單位 — 二零零二至二零零三年工商免檢企業（首批） — 二零零二年度納稅信用A類企業 — 二零零二年度上海市建設銀行信得過企業
Shanghai Xin Cai Concrete Co., Ltd.	— 閘北區外資先進企業（金牌） — 澎浦鎮先進企業 — 上海市工商免檢企業（首批） — 上海財政局A級信用單位 — 二零零二年度發展區域經濟先進單位
Shanghai Jiajian Concrete Co., Ltd.	— 上海市混凝土協會「質量誠信杯」第十名 — 閘北區外資先進企業（金牌） — 澎浦鎮先進企業 — 上海市工商免檢企業（首批） — 上海財政局A級信用單位
Shanghai Jia Shen Concrete Co., Ltd.	— 上海市混凝土協會「質量誠信杯」第十一名
Shanghai Ganghui Concrete Co., Ltd.	— 徐滙區外商投資企業「十佳」企業 — 徐滙區人民政府「小巨人」企業 — 徐滙區千萬元納稅大戶 — 上海市混凝土協會「質量誠信杯」第三名
Guangzhou	
Company	Award
Guangzhou K. Wah Nanfang Cement Limited	— 「紅棉」牌商標 — 廣州市著名商標 — 第八次全國水泥化學分析大對比全優單位 — 二零零二年全省水泥檢驗大對比全優單位


Training &
Continuous
Learning











FINANCIAL POSITION AND GEARING RATIO

The financial position of the Group has continuously improved during the year. At 31st December 2002, the shareholders' funds increased by 2.6% to HK$1,393 million from HK$1,358 million as at 31st December 2001 and the Group's gross assets employed increased by 3.4% to HK$1,556 million from HK$1,505 million as at 31st December 2001.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level both at 31st December 2002 and 31st December 2001.



SOURCES OF FUNDING

		2002 HK$'000	2001 HK$'000
A	Share capital	**124,321**	121,674
B	Capital reserve	**550,037**	552,092
	Revenue reserves	**690,849**	656,503
D	Revaluation reserve	**27,363**	27,363
E	Minority interests	**145,334**	125,547
	Non-current liabilities	**18,345**	21,669
		1,556,249	1,504,848

2002
F (1%)
A (8%)
E (9%)
D (2%)
C (45%)
B (35%)
2001
F (1%)
A (8%)
E (8%)
D (2%)
C (44%)
B (37%)

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain a strong cash position. As at 31st December 2002, total cash and bank balances were HK$283 million as compared to HK$299 million as at 31st December 2001. The Group's liquidity remains strong and the Group has sufficient cash and available banking facilities to meet its commitment, working capital requirements and future assets acquisition.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Details of charges on group assets are set out in note 13 to financial statements.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 33 to financial statements.

EMPLOYEES

Employees and Remuneration Policy

The Group, excluding associated companies and jointly controlled entities, employs about 1,400 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$138 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees are commensurate with market levels with the emphasis on provision of training and development opportunities.

Human and Organisation Development

We promote learning by sponsoring employees to attend external and internal training courses in a wide range of areas such as knowledge of the Group and its businesses, business integrity and ethics, presentation and technical skills, quality awareness and safety, language and computer software applications in addition to tailor-made management development programs.

To augment the Group's present expansion, localisation plan and future development in the Mainland, we continue with our Management Trainee Program to recruit high potential graduates and develop them to be our future managers. In alliance with Tongji University, Shanghai, a training plan was formulated to upgrade and strengthen the technical and managerial competencies of our technical, middle and senior managerial employees.

To operate more effectively, we also continue to promote greater transparency, delegation, ownership and better decision making among our senior management team.

Health, Safety and Environmental Protection

Health, safety and environmental protection ("HSE") are integral parts of the Group's business. It is a shared initiative between the Company and all those concerned to give due consideration to stakeholders' HSE needs in our operations.

The Group benchmarks both international and local standards and practices, and adopts overall goals of keeping industrial accidents to the lowest level. It strives to provide a healthy and safe workplace for its staff and workers. It also emphasizes on environmental protection.

In 2002, the Group has successfully implemented management systems in health, safety and environment in Hong Kong operations and substantially brought the frequency rate (the number of lost time injuries per 100,000 hours worked in the year) down by 75% to 0.2 when compared to 0.8 in 2000 (figure below). The Group has also deployed the systems in the Eastern Region in Mainland China.


Frequency Rate of HK Employees (2000-2002)
Frequency Rate
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
2000
2001
2002
Year

Good Corporate Citizenship




KWCM SOCIAL CLUB




K. Wah Group

1. The Community Chest's 'Walk for Millions'
2. The management fully supports charitable activities, e.g. Round-the-CU Walkathon & Carnival.
3. 'Challenging 12 Hours': colleagues to support education of children from mainland mountain areas
4. Hong Kong Red Cross blood donation campaign
5. Visits to elderly centre and orphanage






香港中文大學四十周年校慶啟動儀式
Kick-off Ceremony of CUHK 40th Anniversary Celebrations
Round-the-CU Walkathon & Carnival
嘉華集團
K. Wah Group



Corporate Citizenship

K. Wah Construction Materials Limited established over the past decades leadership position in the construction materials industry in Hong Kong. While enjoying success, the Group recognises the importance of being a socially responsible corporate citizen especially in sharing, caring and contributing resources with the community. To this end, the Group founded the KWCM Social Club (The Club) in 2001.

The Club is operated through its whole-hearted and dedicated employees who spared much of their own time and worked with various social and community service organizations to devise a number of activities with good cause in supporting the less fortunates in our society, including:

- Elderly home visit
- The 4th "Challenging 12 Hours" by SOWERS Action
- Hong Kong Red Cross blood donation campaign
- Environmental workshop of "Cultivating a Green Generation"
- Walk for Millions by the Community Chest
- Round-the-CU Walkathon & Carnival by the Chinese University of Hong Kong

These activities have not only demonstrated the Group's commitment in corporate social responsibilities, caring and sharing, but also helped to maintain a balanced work and family/social life for its employees.

In 2002, the Company has won a "Caring Company Award" in recognition of the activities held by the Club. The Caring Company Scheme launched by the Hong Kong Council of Social Service is a corporate citizenship program aiming at raising public awareness of good corporate citizenship and recognising companies that demonstrate good corporate citizenship.

The Group believes that its success and brand name do not build on economic gains alone but also its commitment in social responsibilities, and the best way to reflect our commitment as a responsible corporate citizen is through continuous, direct and positive involvement in sharing and caring projects.

	Year ended 31st March 1999 HK$'000	Nine months ended 31st December 1999 HK$'000	Year ended 31st December 2000 HK$'000	Year ended 31st December 2001 HK$'000	**Year ended 31st December 2002 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	1,123,615	812,566	1,093,521	1,082,615	**1,010,999**
Profit attributable to shareholders	185,880	143,465	166,276	112,801	**62,328**
Dividends	45,231	64,702	74,156	48,330	**24,829**
Earnings per share (cents)	22.4	13.4	15.2	9.6	**5.1**
Dividend per share (cents)	4.5	6.0	6.5	4.0	**2.0**
CONSOLIDATED BALANCE SHEET					
Fixed assets	816,754	786,475	711,286	675,498	**740,946**
Jointly controlled entities and associated companies	225,925	200,559	257,656	263,851	**211,571**
Other non-current assets	54,060	74,653	98,784	141,709	**240,974**
Net current assets	241,498	440,730	444,534	423,790	**362,758**
Employment of capital	1,338,237	1,502,417	1,512,260	1,504,848	**1,556,249**
Financed by:					
Share capital	107,010	107,084	115,166	121,674	**124,321**
Reserves	942,633	1,048,211	1,161,642	1,235,958	**1,268,249**
Shareholders' funds	1,049,643	1,155,295	1,276,808	1,357,632	**1,392,570**
Minority interests	150,761	132,208	128,543	125,547	**145,334**
Long-term liabilities	119,798	196,109	86,563	—	**—**
Other non-current liabilities	18,035	18,805	20,346	21,669	**18,345**
Capital employed	1,338,237	1,502,417	1,512,260	1,504,848	**1,556,249**
Net assets per share (dollars)	0.98	1.08	1.11	1.12	**1.12**


TURNOVER
HK$ Million
1,200
1,000
800
600
400
200
0
98/99
12/99*
12/00
12/01
12/02
Year


EARNINGS PER SHARE
HK Cents
25
20
15
10
5
0
98/99
12/99*
12/00
12/01
12/02
Year


NET ASSETS VALUE PER SHARE
HK$
1.2
1.0
0.8
0.6
0.4
0.2
0
98/99
12/99*
12/00
12/01
12/02
Year


DIVIDEND PAYMENTS AND
NET PROFIT ATTRIBUTABLE
TO SHAREHOLDERS
HK$ Million
200
180
160
140
120
100
80
60
40
20
0
98/99
12/99*
12/00
12/01
12/02
Year
Net profit attributable
to shareholders
Dividend


DIVIDEND PER SHARE
HK Cents
7
6
5
4
3
2
1
0
98/99
12/99*
12/00
12/01
12/02
Year
Final dividend
Interim dividend

** Nine months ended*

BIOGRAPHICAL INFORMATION OF DIRECTORS

Executive Directors

Dr. Lui Che Woo, MBE, JP, LLD, DSSc, aged 73, the founder of the Group, has been a director of the Company since 1991 and is the Chairman of the Company. Dr. Lui was appointed as director and Chairman of K. Wah International Holdings Limited in 1989. He has over 45 years' experience in quarrying, construction materials and property development. He is also a former Chairman of Hong Kong Contract Quarry Association, Institute of Quarrying (Hong Kong Branch) and Tung Wah Group of Hospitals. Dr. Lui is also the Chairman of The Federation of Hong Kong Hotel Owners and the President of Tsim Sha Tsui East Property Developers Association. Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference. He was also a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. He is also the Chairman of China Association (H.K.) for Science and Society, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong — Shanghai Economic Development Association. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 47, joined the Group in 1979. He has been a director of the Company since 1987 and is the Deputy Chairman of the Company. Mr. Lui has also been an executive director of K. Wah International Holdings Limited since 1989 and is the Managing Director of K. Wah International Holdings Limited. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is also a member of the Town Planning Board. He is a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo.

Mr. Chan Kai Nang, aged 57, joined the Group in 2002 and has been an executive director and Managing Director of the Company since 2003. He is a fellow of The Association of Chartered Certified Accountants, an associate of The Hong Kong Society of Accountants and The Chartered Institute of Management Accountants. Mr. Chan has been a top level executive with substantial experience in major multinational and local corporations. He had been the regional controller and senior executive of these corporations for many years.

Ms. Paddy Tang Lui Wai Yu, aged 49, joined the Group in 1980 and has been a director of the Company since 1991. She is also an executive director of K. Wah International Holdings Limited. She holds a bachelor of commerce degree from McGill University, Canada. She is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Antiquities Advisory Board. Ms. Tang is a daughter of Dr. Lui Che Woo.

Non-executive Directors

Dr. Chan Nai Keong, CBE, JP, aged 71, has been a director of the Company since 1991. He holds a first class honours diploma in civil engineering from the Loughborough College, UK and an honorary degree of doctor of technology from the Loughborough University, UK. Dr. Chan is a past President of the Hong Kong Academy of Engineering Sciences, a Fellow of the Royal Academy of Engineering, The Institution of Civil Engineers, The Institution of Structural Engineers and The Hong Kong Institution of Engineers. He joined the Public Works Department of Hong Kong Government in 1952 and held the position of the Secretary for Lands and Works during 1983-1986. He is presently a member of the Election Committee of the HKSAR. He has served as an Official Member of the Legislative Council.

Dr. Charles Cheung Wai Bun, JP, aged 66, joined the Group in 1986. He was an executive director of the Company since 1987 and became a non-executive director since 1995. He is also a non-executive director of K. Wah International Holdings Limited. He holds an honorary doctor degree, a master degree and a bachelor of science degree in business administration. He had been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also a non-executive director of Pioneer Global Group Limited, Prime Investments Holdings Limited and B&S Entertainment Holdings Ltd. Dr. Cheung was a former director and Adviser of the Tung Wah Group of

Hospitals. He is a Vice Chairman of Guangdong Province Golf Association. Dr. Cheung was awarded the Directors of the Year Awards 2002 of Listed Company Non-Executive Director. Dr. Cheung was appointed by the HKSAR Government as a member of the Estate Agents Authority on 1st November 2002.

Mr. Moses Cheng Mo Chi, OBE, JP, aged 53, has been a director of the Company since 1996. Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors. Mr. Cheng is the Chairman of the Hong Kong Institute of Directors and the Committee on the Promotion of Civic Education. He is a former member of the Legislative Council.

Mr. Yip Hing Chung, MBE, JP, aged 80, has been a director of the Company since 1991. He has over 20 years' experience in the manufacture of concrete pipes. He is also the Chairman & Managing Director of Gemmy Development Co, Ltd., the Chairman of Frank Light Development Ltd., Carriana Chiu Chow Restaurant Ltd. and Guangzhou Hong Hui House Property Development Co. Ltd. and a Director of Tak Sing Alliance Holdings Ltd. Mr. Yip is the Permanent Honorary President of the Hong Kong Chiu Chow Chamber of Commerce Limited, the Honorary President of the Chinese Manufacturers' Association of Hong Kong, 香港廣東社團總會 and the Hong Kong Chiu Chow Public Association. He is also an executive member of New Territories Heung Yee Kuk.

BIOGRAPHICAL INFORMATION OF SENIOR MANAGEMENT

Mr. John Roy Swainston, aged 66, joined the Group in 1981 and is the Director of Eastern Region Construction Materials.

Mr. Joseph Chee Ying Keung, aged 45, joined the Group in 1982 and is the Director of Hong Kong Construction Materials. He is currently the Chairman of Hong Kong Contract Quarry Association. He is also a fellow of The Institute of Quarrying and a former Chairman of The Institute of Quarrying (Hong Kong Branch).

Mr. Albert Law Yu Kwan, aged 53, joined the Group in 1997 and is the Financial Controller. He is the Vice President (Hong Kong division) and a fellow of The Chartered Institute of Management Accountants, a fellow of The Association of International Accountants, a member of The Hong Kong Society of Accountants and a fellow of The Society of Registered Financial Planners.

Mr. John Au Chung On, aged 43, joined the Group in 1994 and is the Associate Director of Human Resources and Administration. He is a member of The Advisory Committee on Graduate Employment of Hong Kong Baptist University and The Hong Kong Institute of Human Resources Management.

Mr. Xu Bin Bin, aged 43, joined the Group in 1996 and is the General Manager of Mainland Development.

Mr. Danny Chung Fuk Wing, aged 46, joined the Group in 1997 and is the General Manager of Beijing Construction Materials. He is a chartered engineer, a member of The Hong Kong Institution of Engineers, The Institution of Engineers, Australia and The Institution of Electrical Engineers, England.

Mr. Anthony John Pignat, aged 38, joined the Group in 2001 and is the General Manager of KWP Quarry Co. Limited, Hong Kong Construction Materials. He is a fellow of The Institute of Quarrying.

Mr. Steven Tong Kui Nam, aged 44, joined the Group in 1981 and is the Company Secretary.

Mr. Cheung Wing Hong, aged 44, joined the Group in 1989 and is the General Manager of Finance. He is a fellow of The Hong Kong Society of Accountants and The Association of Chartered Certified Accountants.

Mr. Paul Roger Fowler, aged 52, joined the Group in 1996 and is the General Manager of Planning and Development. He is a chartered engineer, a registered professional engineer of The Hong Kong Institution of Engineers, a fellow of The Institution of Mining and Metallurgy and The Institute of Quarrying. He is also a chartered geologist registered with the Geological Society of London.

Mr. Gary Choi Siu Wah, aged 49, joined the Group in 1998 and is the General Manager of EDP. He is a member of The British Computer Society, The EDP Auditors Association and a chartered engineer of the Engineering Council.

Ms. Liu Wang E-Ni, aged 47, joined the Group in 1999 and is the General Manager of Finance, Eastern Region Construction Materials. She is a member of American Institute of Certified Public Accountants.

Mr. Chow Shu Yee, aged 56, joined the Group in 1994 and is the Deputy General Manager of K. Wah Construction Products Limited and K. Wah Materials Limited, Hong Kong Construction Materials.

Mr. Wang Yi Liang, aged 39, joined the Group in 1997 and is the Deputy General Manager of Business Development cum Beijing Representative.

Mr. Johnny Ng Yuk Kay, aged 40, joined the Group in 1987 and is the General Manager of Shanghai RMC Operations, Eastern Region Construction Materials.

Mr. Raymond Ng Kam Mun, aged 41, rejoined the Group in 1991 and is the Deputy General Manager of K. Wah Quarry Company. Limited, K. Wah Block Company Limited, K. Wah Stones (Zhu Hai) Company Limited and Construction Materials Limited, Hong Kong Construction Materials. He is an associate member of The CPA Australia, The Institute of Chartered Secretaries and Administrations and The Hong Kong Institute of Company Secretaries and a fellow of The Institute of Quarrying.

Mr. Alfred Ho Ka Lok, aged 42, rejoined the Group in 1992 and is the Deputy General Manager of K. Wah Concrete Company Limited, Hong Kong Construction Materials. He is a member of The Hong Kong Institution of Engineers and a certified professional marketer (Hong Kong) of The Hong Kong Institute of Marketing.

Ms. Teresa Tham Kit Wan, aged 42, joined the Group in 1998 and is the Deputy General Manager of Legal. She is a practising solicitor in Hong Kong, England and Wales and an advocate and solicitor in Singapore.

Mr. Louis Lau Wai Chiu, aged 47, joined the Group in 1996 and is the General Manager of K. Wah Quarry (Huzhou) Co. Limited, Eastern Region Construction Materials. He is a fellow of The Institute of Quarrying.

Mr. John Tam Kwan Kwan, aged 41, rejoined the Group in 1989 and is the Assistant General Manager of Barichon Limited and Doran (Hong Kong) Limited and the General Manager of K. Wah Construction Products (Shenzhen) Co. Limited and Doran Construction Products (Shenzhen) Co. Limited, Hong Kong Construction Materials.

Mr. Chen Wei Rong, aged 48, joined the Group in 1998 and is the General Manager of Shanghai K. Wah Concrete Co. Limited, Eastern Region Construction Materials.

Mr. Alexander Yu Ka Wah, aged 48, rejoined the Group in 1999 and is the Assistant General Manager of Shanghai Materials and Piles, Eastern Region Construction Materials.

Mr. Edmund Yu Kwok Hung, aged 42, joined the Group in 1992 and is the Assistant General Manager of Operations, Guangzhou Construction Materials and the General Manager of Guangzhou K. Wah Nanfang Cement Limited. He is a fellow of The Association of Chartered Certified Accountants and an associate member of The Hong Kong Society of Accountants.

Mr. Rizal Lee Kok Hoong, aged 45, joined the Group in 2001 and is the Assistant General Manager of Human and Organization Development.

Ms. Joanna Sham Siu Ming, aged 36, joined the Group in 2002 and is the Assistant General Manager of Human Resources and Administration, Eastern Region Construction Materials. She is a member of The Hong Kong Institute of Human Resources Management.

The directors have pleasure in presenting to the shareholders their report together with the audited financial statements for the year ended 31st December 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the subsidiaries, jointly controlled entities and associated companies are set out in note 35 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2002 are set out on page 37 of the annual report. An interim scrip dividend equivalent to 1 cent (2001: 1.5 cents) per share with a cash option, totalling HK$12,397,000 (2001: HK$17,910,000) was paid during the year. The directors recommend a final scrip dividend of 1 cent (2001: 2.5 cents) per share with a cash option, totalling HK$12,432,000 (2001: HK$30,446,000). Full details of the scrip dividend will be set out in a letter to be sent to the shareholders.

SHARE CAPITAL

Details of shares issued as at 31st December 2002 are set out in note 23 to the financial statements.

On 10th July 2002, 21,784,565 new shares were issued at a price of HK$0.6308 as the final dividend for the year ended 31st December 2001 to shareholders who had not made cash elections in respect of all of their shareholdings.

On 22nd November 2002, 3,552,846 new shares were issued at a price of HK$0.4019 as the 2002 interim dividend to shareholders who had not made cash elections in respect of all of their shareholdings.

During the year, 200,000 new shares were issued at the option price of HK$0.5333 per share and 930,000 new shares were issued at the option price of HK$0.5216 per share pursuant to a share option scheme of the Company as a result of the exercise of share options by option holders.

On 28th February 2003, options to subscribe for 20,482,000 shares at the option price of HK$0.514 per share were granted to directors, employees and adviser of the Company and its affiliates pursuant to the Share Option Scheme of the Company adopted on 30th May 2002.

The Company has not redeemed any of its shares during the year ended 31st December 2002. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the year ended 31st December 2002.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

DONATIONS

During the year, the Group made charitable donations amounted to HK$560,000.

FIXED ASSETS

Details of the movements in fixed assets are set out in note 13 to the financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Lui Che Woo
Francis Lui Yiu Tung
Chan Kai Nang (appointed on 14th January 2003)
Paddy Tang Lui Wai Yu
Chan Nai Keong
Charles Cheung Wai Bun
Moses Cheng Mo Chi
Yip Hing Chung
Albert To Tak Pui (resigned on 15th December 2002)

The biographical details of the directors and senior management are set out on pages 24 to 26 of the annual report.

In accordance with Article 106(A), Mr. Francis Lui Yiu Tung, Dr. Chan Nai Keong and Mr. Moses Cheng Mo Chi will retire from office at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. In accordance with Article 97, Mr. Chan Kai Nang shall hold office until the forthcoming annual general meeting and, being eligible, offer himself for re-election.

None of the directors proposed for re-election has a service contract with the Company which is not determinable within one year without payment of compensation other than statutory compensation.

DISCLOSURE OF INTERESTS

At 31st December 2002, the interests of each director in the shares of the Company and its associated corporation, K. Wah International Holdings Limited, and the details of any right to subscribe for shares of the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(A) Ordinary Shares of the Company

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Lui Che Woo	7,654,169	1,390,101	72,776,007[1]	842,942,994[2]	924,763,271
Francis Lui Yiu Tung	2,822	—	—	842,942,994[2]	842,945,816
Paddy Tang Lui Wai Yu	1,861,906	—	—	842,942,994[2]	844,804,900
Chan Nai Keong	55,576	—	—	—	55,576
Charles Cheung Wai Bun	1,810	—	—	—	1,810
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	184,512	—	—	—	184,512

DISCLOSURE OF INTERESTS *(Cont'd)*

(B) Share Options of the Company

Details are set out in the SHARE OPTION SCHEME section below.

(C) Ordinary Shares of K. Wah International Holdings Limited

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Lui Che Woo	253,664	6,748,431	33,197,511[3]	1,193,630,181[2]	1,233,829,787
Francis Lui Yiu Tung	379,804	—	—	1,193,630,181[2]	1,194,009,985
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,193,630,181[2]	1,198,269,347
Chan Nai Keong	165,015	—	—	—	165,015
Charles Cheung Wai Bun	7,239	—	—	—	7,239
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—

(D) Share Options of K. Wah International Holdings Limited

	Number Outstanding at 31st December 2002	Number Exercised during the year
Lui Che Woo	2,850,000	—
Francis Lui Yiu Tung	2,200,000	—
Paddy Tang Lui Wai Yu	1,470,000	—
Chan Nai Keong	735,000	—
Charles Cheung Wai Bun	—	—
Moses Cheng Mo Chi	—	—
Yip Hing Chung	—	—

Notes:

(1) 72,776,007 shares in the Company were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 839,207,435 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. 1,193,630,181 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by the discretionary trusts. In addition, a discretionary trust was interested in 3,735,559 shares in the Company. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 33,197,511 shares in K. Wah International Holdings Limited were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

SUBSTANTIAL SHAREHOLDERS

At 31st December 2002, the interest of every person (not being a director or chief executive of the Company) having an interest in 10% or more of the issued share capital of the Company as recorded in the register kept under section 16(1) of the SDI Ordinance were as follows:

Name	Number of Ordinary Shares	
Sutimar Enterprises Limited	839,207,435	*(Note 1)*
K. Wah International Holdings Limited	839,207,435	*(Note 1)*
HSBC Holdings plc	847,375,354	*(Note 2)*
HSBC Bank plc	842,969,433	*(Note 2)*
Midcorp Limited	842,969,433	*(Note 2)*
Griffin International Limited	842,969,433	*(Note 2)*
HSBC Europe BV	842,969,433	*(Note 2)*
HSBC Europe (Netherlands) BV	842,969,433	*(Note 2)*
HSBC Private Banking Holdings (Suisse) SA	842,969,433	*(Note 2)*
HSBC International Trustee Limited	842,969,433	*(Note 2)*

Notes:

1. K. Wah International Holdings Limited is deemed to be interested in the 839,207,435 shares in the Company held by Sutimar Enterprises Limited since it owns all of the issued share capital of Sutimar Enterprises Limited.

2. HSBC International Trustee Limited is the trustee of discretionary trusts which hold 842,969,433 shares in the Company. Each of HSBC Holdings plc, HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV, HSBC Europe (Netherlands) BV and HSBC Private Banking Holdings (Suisse) SA are deemed to be interested in the 842,969,433 shares in the Company held by HSBC International Trustee Limited, being a wholly owned subsidiary within the HSBC Group. In addition, HSBC Holdings plc is also interested in 4,405,921 shares held by its subsidiary, Hang Seng Bank Limited.

There was duplication of interest of:

(i) 842,942,994 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu, HSBC Holdings plc, HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV, HSBC Europe (Netherlands) BV, HSBC Private Banking Holdings (Suisse) SA and HSBC International Trustee Limited. Among these shares, 839,207,435 shares were also interested by Sutimar Enterprises Limited and K. Wah International Holdings Limited; and

(ii) 1,193,630,181 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

So far as was known to any director or chief executive of the Company, save as disclosed herein, there was no other person who was, directly or indirectly, interested in 10% or more of the issued share capital of the Company.

No contracts of significance to which the Company, its subsidiaries, its fellow subsidiaries or its holding companies was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEME

The share option scheme of the Company ("Share Option Scheme") was approved and adopted by the shareholders at the annual general meeting held on 30th May 2002 ("Adoption Date"). The Share Option Scheme was also approved by the shareholders of K. Wah International Holdings Limited ("KWIH") at the annual general meeting of KWIH held on the Adoption Date. A summary of the Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partners of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of shares available for issue

(i) Mandate Limit — Subject to paragraph (3)(ii) below, the total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 121,787,040 shares.

(ii) Overriding Limit — The Company may by ordinary resolutions of the shareholders and by ordinary resolutions of the shareholders of KWIH refresh the Mandate Limit as referred to in paragraph (3)(i) above provided the Company and KWIH shall issue a circular to their respective shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

SHARE OPTION SCHEME *(Cont'd)*

(3) Total number of shares available for issue *(Cont'd)*

(iii) As at 31st December 2002, the total number of shares available for issue under the Share Option Scheme was 121,787,040 shares, which represented approximately 9.80% of the issued share capital of the Company at that date.

(4) Maximum entitlement of each participant

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, and separate approval by the shareholders of KWIH in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided KWIH shall issue a circular to shareholders before such approval is sought, the Company may grant options to a participant which would exceed this limit.

(5) Option period

The period within which the shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the higher of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the 5 business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

SHARE OPTION SCHEME *(Cont'd)*

Particulars of the options held by each of the directors of the Company and the employees granted under the Share Option Scheme or under any other share option schemes of the Company are as follows:

	Date of grant	Options held at 1st January 2002	Options granted during year	Options exercised during year	Options held at 31st December 2002	Exercise price *(HK$)*	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
Chan Nai Keong	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	536,000	—	—	536,000	0.5216	30th Dec 2000 – 29th Dec 2009
Charles Cheung Wai Bun	—	—	—	—	—	—	—
Moses Cheng Mo Chi	—	—	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—	—	—
Employees	20th May 1998	9,762,000	—	200,000 *(Note 1)*	9,562,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	21,226,000	—	930,000 *(Note 2)*	20,296,000	0.5216	30th Dec 2000 – 29th Dec 2009

SHARE OPTION SCHEME *(Cont'd)*

Notes:

1. Exercise date was 25th April 2002. At the date before the options were exercised, the closing price per share was HK$0.65.

2. For 50,000 options, exercise date was 8th March 2002. At the date before the options were exercised, the closing price per share was HK$0.59.

   For 650,000 options, exercise date was 25th April 2002. At the date before the options were exercised, the closing price per share was HK$0.65.

   For 180,000 options, exercise date was 9th May 2002. At the date before the options were exercised, the closing price per share was HK$0.70.

   For 50,000 options, exercise date was 10th May 2002. At the date before the options were exercised, the closing price per share was HK$0.69.

All options referred to above are subject to a one-year vesting period.

Except for the Share Option Scheme, at no time during the year was the Company, its subsidiary companies, its fellow subsidiary companies or its holding companies a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTION

On 22nd July 2002, a conditional loan agreement was entered into between Brighten Lion Limited, an indirect wholly-owned subsidiary of the Company, as the Lender and Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited ("KWIH"), as the Borrower whereby a guaranteed unsecured revolving loan facility of up to HK$330,000,000 was granted by the Lender to the Borrower.

The transaction was a connected transaction for the Company under the Listing Rules. Details of the transaction were included in the press announcement jointly made by the Company and KWIH on 22nd July 2002 and the circular of the Company dated 5th August 2002. The transaction was approved by the Independent Shareholders of the Company at the Extraordinary General Meeting held on 22nd August 2002.

FINANCIAL SUMMARY

A five year financial summary of the results and of the assets and liabilities of the Group is shown on pages 22 and 23 of the annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2002, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represents less than 30% of the Group's total purchases.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Francis Lui Yiu Tung
Deputy Chairman

Hong Kong, 9th April 2003



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF
K. WAH CONSTRUCTION MATERIALS LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 37 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 9th April 2003

Consolidated Profit and Loss Statement

For the year ended 31st December 2002

	Note	2002 *HK$'000*	2001 *HK$'000*
Turnover	3	**1,010,999**	1,082,615
Cost of sales		**(909,523)**	(903,738)
Gross profit		**101,476**	178,877
Other revenues	3	**29,783**	48,984
Other operating income		**8,342**	15,634
Administrative expenses		**(52,821)**	(64,281)
Other operating expenses		**(18,212)**	(30,168)
Operating profit	4	**68,568**	149,046
Finance costs	5	**(7,193)**	(16,929)
Share of profits less losses of			
Jointly controlled entities		**4,439**	1,938
Associated companies		**3,944**	(6,010)
Profit before taxation		**69,758**	128,045
Taxation	9	**(4,414)**	(14,410)
Profit after taxation		**65,344**	113,635
Minority interests		**(3,016)**	(834)
Profit attributable to shareholders	25	**62,328**	112,801
Dividends	11	**(24,829)**	(48,356)
		HK cents	*HK cents*
Earnings per share	12	**5.1**	9.6

Consolidated Balance Sheet

At 31st December 2002

	Note	**2002**	2001
		HK$'000	*HK$'000*
Fixed assets	13	**740,946**	675,498
Jointly controlled entities	16	**196,327**	177,818
Associated companies	17	**15,244**	86,033
Other non-current assets	18	**240,974**	141,709
Non-current assets		**1,193,491**	1,081,058
Current assets			
Inventories	19	**42,625**	63,079
Debtors and prepayments	20	**360,659**	335,449
Other investments	21	**—**	280,000
Tax recoverable		**5,916**	3,380
Cash and bank balances		**283,062**	299,123
		692,262	981,031
Current liabilities			
Creditors and accruals	22	**262,401**	266,862
Current portion of long-term liabilities	26	**—**	101,555
Short-term bank loans, unsecured		**65,905**	183,690
Taxation payable		**1,198**	5,134
		329,504	557,241
Net current assets		**362,758**	423,790
		1,556,249	1,504,848
Financed by:			
Share capital	23	**124,321**	121,674
Reserves	25	**1,268,249**	1,235,958
Shareholders' funds		**1,392,570**	1,357,632
Minority interests		**145,334**	125,547
Non-current liabilities	27	**18,345**	21,669
		1,556,249	1,504,848

Francis Lui Yiu Tung
Director

Chan Kai Nang
Director

Approved by the Board of Directors on 9th April 2003.

Company Balance Sheet

At 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
Subsidiaries	15	1,155,753	903,678
Current assets			
Debtors and prepayments	20	16	9,117
Other investments	21	—	280,000
Tax recoverable		391	—
Cash and bank balances		208,157	219,435
		208,564	508,552
Current liabilities			
Creditors and accruals	22	1,353	1,095
Current portion of long-term liabilities	26	—	67,917
Taxation payable		—	2,270
		1,353	71,282
Net current assets		207,211	437,270
		1,362,964	1,340,948
Financed by:			
Share capital	23	124,321	121,674
Reserves	25	1,238,643	1,219,274
Shareholders' funds		1,362,964	1,340,948

Francis Lui Yiu Tung
Director

Chan Kai Nang
Director

Approved by the Board of Directors on 9th April 2003.

Consolidated Cash Flow Statement

For the year ended 31st December 2002

	Note	2002 *HK$'000*	2001 *HK$'000*
Cash flows from operating activities			
Cash generated from operations	28(a)	**105,634**	215,021
Net Hong Kong profits tax paid		**(7,858)**	(17,730)
Mainland China tax paid		**(5,125)**	(1,290)
Interest paid		**(7,191)**	(16,766)
Interest element of finance lease rental payments		**(2)**	(163)
Net cash from operating activities		**85,458**	179,072
Cash flows from investing activities			
Purchase of fixed assets		**(118,092)**	(44,083)
Proceeds from sale of fixed assets		**4,508**	1,458
Purchase of minority interests in a subsidiary		**—**	(11,331)
(Advances to)/repayments from jointly controlled entities		**(4,609)**	362
Acquisition of jointly controlled entities		**(10,039)**	—
Acquisition of associated companies		**—**	(21,549)
Repayments from associated companies		**—**	2,253
Deferred expenditure		**(36,536)**	(36,413)
Acquisition of long-term investments		**(10,173)**	(33,739)
Proceeds from sale of long-term listed investments		**5,295**	14,921
Proceeds from redemption of other investments		**280,000**	—
(Increase)/decrease in deferred receivable		**(1,893)**	3,224
Advance to a fellow subsidiary		**(50,000)**	—
Repayment from a fellow subsidiary		**50,000**	—
Interest received		**16,559**	37,021
Dividends received from associated companies		**3,400**	—
Dividends received from jointly controlled entities		**—**	383
Net cash from/(used in) investing activities		**128,420**	(87,493)
Cash flows from financing activities			
Issue of new shares		**592**	52
Net increase in loans from minority shareholders		**18,960**	11,199
New long-term bank loans		**225,000**	—
Repayment of long-term bank loans		**(325,917)**	(111,833)
(Decrease)/increase in short-term loans repayable after three months from date of advance		**(117,785)**	108,330
Capital element of finance lease rental payments		**(638)**	(1,474)
Dividends paid to shareholders		**(27,673)**	(32,067)
Dividends paid to minority interests		**(2,153)**	(940)
Net cash used in financing activities	28(b)	**(229,614)**	(26,733)
Net (decrease)/increase in cash and bank balances		**(15,736)**	64,846
Changes in exchange rates		**(325)**	(57)
Cash and bank balances at beginning of year		**299,123**	234,334
Cash and bank balances at end of year		**283,062**	299,123

Consolidated Statement of Changes in Equity

For the year ended 31st December 2002

	Note	2002 HK$'000	2001 HK$'000
At beginning of the year		**1,357,632**	1,276,808
Changes in exchange rates	25	**(309)**	38
Issue of shares upon exercise of share options	23 & 25	**592**	52
Issue of shares for scrip dividends	23 & 25	**15,170**	31,909
Profit for the year	25	**62,328**	112,801
Dividends			
Final dividend	25	**(30,446)**	(46,066)
Interim dividend	25	**(12,397)**	(17,910)
At end of the year		**1,392,570**	1,357,632

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and in accordance with accounting principles generally accepted in Hong Kong.

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(b) Basis of consolidation

The consolidated financial statements include the financial statements of K. Wah Construction Materials Limited and its subsidiaries made up to 31st December and the Group's attributable share of post-acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill or negative goodwill which remains unamortised, including those previously taken directly to reserves.

All significant inter-company transactions and balances between group companies are eliminated.

(c) Subsidiaries

A company is a subsidiary in which the Group directly or indirectly, holds more than 50% of the issued equity capital for the long-term, or controls more than 50% of the voting power, or controls the composition of the Board of Directors.

In the Company's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

(d) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(e) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Associated companies are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

(f) Goodwill

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities or associated companies at the effective date of acquisition.

Goodwill arising on acquisitions is included in the balance sheet as a separate asset and amortised using the straight-line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is only made where, in the opinion of the Directors, there is impairment in value other than temporary in nature.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation and provision for significant permanent impairment in values.

Leasehold land and buildings and improvements are depreciated over their respective lease periods using the straight-line method. Other fixed assets are depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other fixed assets	20 to 25%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group. The carrying amounts of fixed assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amounts.

Profit or loss on disposal of a fixed asset is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised revaluation reserve is transferred directly to revenue reserves.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

(i) Leased assets

Assets leased from third parties under agreements that transfer substantially all the risks and rewards incident to ownership of the relevant assets to the Group are classified as finance leases. At the inception of a finance lease, the fair value of the asset or, if lower, the present value of the minimum lease payments, derived by discounting them at the interest rate implicit in the lease, is capitalised as a fixed asset; the corresponding obligations, net of finance charges, is included under long-term liabilities. Assets held under finance leases are depreciated on the basis described in note (g) above. Gross rental payable in respect of finance leases are apportioned between interest charges and a reduction of the lease obligations based on the interest rates implicit in the relevant leases.

Leases where a significant portion of the risk and rewards of ownership are retained by the lessors are classified as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(j) Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(l) Investments

Securities intended to be held for identified long-term purpose or strategic reason are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. The net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

(m) Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions mainly comprise lease termination penalties and employee termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognised only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms. Costs related to the ongoing activities of the Group are not provided in advance. Any fixed assets that are no longer required for their original use are transferred to current assets and carried at the lower of the carrying amount or estimated net realisable value.

(n) Deferred taxation

Deferred taxation is provided at the current rate of taxation using the liability method in respect of material timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or asset is expected to be payable or recoverable in the foreseeable future.

(o) Foreign currencies

Transactions in foreign currencies during the year are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments in these subsidiaries, jointly controlled entities and associated companies are taken directly to reserves.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(p) Employee benefits

Contributions to defined contribution retirement benefit schemes are charged to the profit and loss statement in the year to which the contributions relate.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the contribution can be made.

(q) Revenue recognition

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers.

Rental income, net of any incentive given to the lessee, is recognised over the periods of the respective leases on a straight-line basis.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is certain.

(r) Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the asset for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement when they are incurred.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances deposits with banks and financial institutions repayable within three months from the date of placement less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

2. SEGMENT INFORMATION

The Group is principally engaged in the manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the Group's internal financial reporting and operating activities, the primary reporting is by geographical segments and a separate business segment is not relevant. Segment assets consist primarily of fixed assets, other non-current assets, inventories, debtors and other receivables, and mainly exclude investments. Segment liabilities comprise mainly creditors and accruals. Sales are based on the country in which the customers are located.

A summary of the geographical segments is set out as follows:

Year ended 31st December 2002

	Hong Kong *HK$'000*	Mainland China *HK$'000*	Total *HK$'000*
Turnover	553,060	457,939	1,010,999
Other revenues	29,225	558	29,783
Operating profit	50,495	18,073	68,568
Finance costs			(7,193)
Share of profits less losses of			
Jointly controlled entities	1,968	2,471	4,439
Associated companies	3,944	—	3,944
Profit before taxation			69,758
Taxation			(4,414)
Profit after taxation			65,344
Minority interests	—	(3,016)	(3,016)
Profit attributable to shareholders			62,328
Segment assets	882,685	395,581	1,278,266
Jointly controlled entities	3,009	193,318	196,327
Associated companies	15,244	—	15,244
Unallocated assets			395,916
Total assets			1,885,753
Segment liabilities	150,628	113,173	263,801
Minority interests	99,720	45,614	145,334
Unallocated liabilities			84,048
Total liabilities			493,183
Capital expenditure	54,971	99,657	154,628
Depreciation	42,479	17,501	59,980
Amortisation	14,879	—	14,879
Write-back of additional provision for fixed assets	—	11,303	11,303

2. SEGMENT INFORMATION *(Cont'd)*

Year ended 31st December 2001

	Hong Kong	Mainland China	Total
	HK$'000	*HK$'000*	*HK$'000*
Turnover	721,075	361,540	1,082,615
Other revenues	48,117	867	48,984
Operating profit	139,926	9,120	149,046
Finance costs			(16,929)
Share of profits less losses of			
Jointly controlled entities	(157)	2,095	1,938
Associated companies	370	(6,380)	(6,010)
Profit before taxation			128,045
Taxation			(14,410)
Profit after taxation			113,635
Minority interests	1	(835)	(834)
Profit attributable to shareholders			112,801
Segment assets	921,741	262,771	1,184,512
Jointly controlled entities	1,297	176,521	177,818
Associated companies	14,738	71,295	86,033
Unallocated assets			613,726
Total assets			2,062,089
Segment liabilities	175,608	93,285	268,893
Minority interests	87,676	37,871	125,547
Unallocated liabilities			310,017
Total liabilities			704,457
Capital expenditure	62,217	18,279	80,496
Depreciation	56,524	18,097	74,621
Amortisation	11,815	—	11,815

3. TURNOVER AND OTHER REVENUES

	2002 *HK$'000*	2001 *HK$'000*
Turnover		
Sales of construction materials	**1,010,999**	1,082,615
Other revenues		
Rental income	**12,036**	11,963
Interest income		
Unlisted investments *(note 32(b))*	**9,538**	25,415
Loan to a fellow subsidiary *(note 32(c))*	**520**	—
Bank deposits	**4,583**	9,688
Deferred receivable *(note 18)*	**1,918**	1,918
Front-end fee from a fellow subsidiary *(note 32(c))*	**1,188**	—
	29,783	48,984
Total revenues	**1,040,782**	1,131,599

4. OPERATING PROFIT

	2002 *HK$'000*	2001 *HK$'000*
Operating profit is stated after crediting:		
Profit on disposal of long-term listed investments	**103**	6,583
Profit on disposal of fixed assets	**541**	—
Write-back of additional provision for fixed assets	**11,303**	—
Amortisation of negative goodwill	**631**	632
and after charging:		
Depreciation		
Owned fixed assets	**59,908**	74,334
Leased fixed assets	**72**	287
Amortisation		
Quarry site development	**846**	1,494
Overburden removal costs	**14,033**	10,321
Operating lease rental		
Land and buildings	**11,740**	18,808
Plant and machinery	**1,888**	—
Royalty	**3,076**	4,944
Auditors' remuneration	**952**	1,086
Loss on disposal of fixed assets	—	1,792
Cost of inventories sold	**785,384**	778,444
Staff costs, including directors' remuneration	**140,558**	148,405
Unrealised loss on long-term investments	**561**	3,850
Revaluation deficit of investment properties	—	2,000

5. FINANCE COSTS

	2002 *HK$'000*	2001 *HK$'000*
Interest expenses		
Bank loans and overdrafts	7,191	16,766
Finance lease obligations wholly repayable within five years	2	163
	7,193	16,929

6. DIRECTORS' EMOLUMENTS

	2002 *HK$'000*	2001 *HK$'000*
Fees	540	490
Salaries and other emoluments	1,491	2,600
Retirement benefits	137	158
	2,168	3,248

The emoluments of individual directors of the Company fell within the following bands:

	Number of Directors	
	2002	2001
Nil to HK$1,000,000	9	7
HK$1,000,001 to HK$1,500,000	—	1
HK$1,500,001 to HK$2,000,000	1	1
	10	9

Fees paid to independent non-executive directors amounted to HK$240,000 (2001: HK$240,000) and no other emoluments were paid.

No options were granted to or exercised by the directors during the year ended 31st December 2002 (2001: nil).

7. MANAGEMENT EMOLUMENTS

The five individuals whose emoluments were the highest in the Group for the year include one (2001: one) director whose emoluments are reflected in note 6 above. The emoluments of the remaining four (2001: four) individuals are as follows:

	2002	2001
	HK$'000	*HK$'000*
Salaries and other emoluments	**6,801**	6,438
Retirement benefits	**377**	373
	7,178	6,811

The emoluments of these individuals fell within the following bands:

	Number of employees	
	2002	2001
Nil to HK$1,000,000	**—**	—
HK$1,000,001 to HK$1,500,000	**1**	2
HK$1,500,001 to HK$2,000,000	**2**	1
HK$2,000,001 to HK$2,500,000	**1**	1
	4	4

8. RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong under the Mandatory Provident Fund (MPF) Scheme and Occupational Retirement Scheme Ordinance (ORSO) Scheme for employees depending on circumstance. The Group makes monthly contributions to the MPF Scheme equal to 5% of the employee's relevant income in compliance with the legislative requirement. The Group, where applicable, makes contributions to the ORSO Scheme at a rate equal to 5% to 10% of the employee's basic salary after deducting the contributions in respect of the MPF Scheme. The Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administrated funds.

The employees in the Mainland China participate in various pension plans organised by the relevant municipal and provincial government under which the Group is required to make monthly defined contributions to these plans at rates ranging from 8% to 22.5%, dependent upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The costs of the retirement benefit schemes charged to the profit and loss statement during the year comprise contributions to the schemes of HK$9,787,000 (2001: HK$8,745,000), after deducting forfeitures of HK$379,000 (2001: HK$579,000), leaving HK$59,000 (2001: HK$36,000) available to reduce future contributions.

9. TAXATION

	2002 *HK$'000*	2001 *HK$'000*
Company and subsidiaries		
Hong Kong profits tax	**1,728**	11,863
Mainland China profits tax	**4,783**	2,576
Deferred taxation *(note 27(a))*	**(2,693)**	(708)
	3,818	13,731
Jointly controlled entities		
Mainland China profits tax	**558**	161
Associated companies		
Hong Kong profits tax	**38**	518
	4,414	14,410

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the year after setting off available taxation losses brought forward.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

There was no material unprovided deferred taxation for the year.

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$49,097,000 (2001: HK$27,867,000).

11. DIVIDENDS

	2002	2001
	HK$'000	*HK$'000*
Interim scrip dividend with a cash option of 1 cent (2001: 1.5 cents) per share	**12,397**	17,910
Proposed final scrip dividend with a cash option of 1 cent (2001: 2.5 cents) per share	**12,432**	30,446
	24,829	48,356
The dividends have been partially settled by cash as follows:		
Interim	**10,968**	8,797
Final	—	16,705
	10,968	25,502

The Board of Directors recommended a final scrip dividend with a cash option of 1 cent (2001: 2.5 cents) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$62,328,000 (2001: HK$112,801,000) and the weighted average number of 1,228,986,000 shares (2001: 1,176,638,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2002 would not have a dilutive effect on the earnings per share.

13. FIXED ASSETS

Group

	Leasehold land and buildings *HK$'000*	**Investment properties** *HK$'000*	**Leasehold improvements** *HK$'000*	**Plant and machinery** *HK$'000*	**Other fixed assets** *HK$'000*	**Total** *HK$'000*
Cost or valuation						
At 31st December 2001	334,533	42,000	36,979	605,762	167,478	1,186,752
Additions	12,459	—	1,891	36,537	67,205	118,092
Reclassification	(2,516)	—	(9,179)	11,808	(113)	—
Disposals	(779)	—	(367)	(32,389)	(11,508)	(45,043)
At 31st December 2002	343,697	42,000	29,324	621,718	223,062	1,259,801
Accumulated depreciation						
At 31st December 2001	33,074	—	22,062	341,941	114,177	511,254
Charge for the year	6,984	—	2,020	35,588	15,388	59,980
Reclassification	(918)	—	(3,436)	4,354	—	—
Disposals	(162)	—	(3)	(31,011)	(9,900)	(41,076)
Write-back of additional provision	—	—	—	(11,303)	—	(11,303)
At 31st December 2002	38,978	—	20,643	339,569	119,665	518,855
Net book value						
At 31st December 2002	**304,719**	**42,000**	**8,681**	**282,149**	**103,397**	**740,946**
At 31st December 2001	301,459	42,000	14,917	263,821	53,301	675,498

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 14. Investment properties held under medium term leases in Hong Kong were valued at 31st December 2002 on an open market value basis by Vigers Hong Kong Limited, independent professional valuers.

(b) Land and buildings with net book values of HK$237,305,000 (2001: HK$242,643,000) have been pledged to various banking institutions to secure banking facilities. No plant and machinery have been pledged to banking institutions to secure banking facilities (2001: HK$111,398,000).

(c) Other fixed assets comprise barges, furniture and equipment and motor vehicles.

(d) There were no fixed assets held under finance leases (2001: The aggregate net book values of assets were HK$72,000).

(e) Apart from the properties mentioned under (a) above, all other assets are carried at cost.

14. LEASEHOLD LAND AND BUILDINGS

Leasehold land and buildings held under medium term leases are as follows:

	Hong Kong HK$'000	Outside Hong Kong HK$'000	2002 HK$'000	2001 HK$'000
At cost	296,935	18,822	315,757	306,533
At professional valuation 1990	27,940	—	27,940	28,000
	324,875	18,822	343,697	334,533

Certain land and buildings in Hong Kong were revalued as at 31st March 1990 on an open market basis by Jones Lang LaSalle Ltd, independent professional valuers. Subsequent revaluations of this property are not required to be made in accordance with paragraph 80 of Hong Kong Statement of Standard Accounting Practice 17 — Property, Plant and Equipment. Had this property been carried at cost, its carrying amount would have been HK$501,000 (2001: HK$565,000).

15. SUBSIDIARIES

	Company 2002 HK$'000	2001 HK$'000
Unlisted shares, at cost	1	1
Loans receivable	300,556	300,556
Amounts receivable	2,038,147	1,622,453
Amounts payable	(1,166,559)	(1,002,940)
	1,172,145	920,070
Provision	(16,392)	(16,392)
	1,155,753	903,678

The loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment. The amounts receivable and payable are unsecured, interest free and have no fixed terms of repayment.

Details of the subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 35.

16. JOINTLY CONTROLLED ENTITIES

	Group	
	2002	2001
	HK$'000	*HK$'000*
Share of net assets	**106,373**	92,473
Amounts receivable	**89,954**	85,345
	196,327	177,818

The amounts receivable are unsecured, interest free and have no fixed terms of repayment.

Details of jointly controlled entities which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 35.

17. ASSOCIATED COMPANIES

	Group	
	2002	2001
	HK$'000	*HK$'000*
Share of net assets	**15,244**	86,033

Details of associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 35.

18. OTHER NON-CURRENT ASSETS

	Group	
	2002	2001
	HK$'000	*HK$'000*
Deferred expenditure		
Overburden removal costs	**111,564**	94,077
Quarry site development	**11,452**	7,282
	123,016	101,359
Deferred receivable	**11,020**	9,127
Long-term investments		
Listed in Hong Kong	**2,487**	—
Unlisted	**104,451**	31,223
	106,938	31,223
	240,974	141,709
Market value of long-term listed investments	**1,346**	—

Deferred receivable represents advances to various contractors for the delivery of concrete to customers. The advances are secured by the vehicles operated by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2008. The current portion of the receivable is included under other receivable.

19. INVENTORIES

	Group	
	2002	2001
	HK$'000	*HK$'000*
Aggregates and sand	**7,653**	26,760
Concrete pipes and blocks	**4,952**	4,802
Cement	**6,598**	4,492
Spare parts	**19,857**	23,907
Consumables	**3,565**	3,118
	42,625	63,079

The carrying amounts of inventories stated at net realisable value amounted to HK$1,572,000 (2001: HK$1,184,000).

20. DEBTORS AND PREPAYMENTS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade debtors *(note a)*	**283,080**	250,022	**—**	—
Loan to a fellow subsidiary *(note b)*	**—**	—	**—**	—
Other receivable	**28,751**	39,840	**—**	—
Prepayments	**48,828**	45,587	**16**	9,117
	360,659	335,449	**16**	9,117

(a) The Group has established credit policies which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the Group's trade debtors based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2002	2001
	HK$'000	*HK$'000*
Within one month	**141,316**	94,155
Two to three months	**80,428**	110,361
Four to six months	**50,566**	31,270
Over six months	**10,770**	14,236
	283,080	250,022

(b) In July 2002, the Group granted a guaranteed unsecured revolving loan facility of HK$330 million to a fellow subsidiary. The loan carries interest at 2.38% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years. The maximum loan outstanding during the year was HK$50 million.

21. OTHER INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Floating rate notes, at cost	**—**	280,000	**—**	280,000

The floating rate notes were issued by the Company's ultimate holding company and carried interest at 4.5% per annum above six-month HIBOR. The notes were fully redeemed on 27th June 2002.

22. CREDITORS AND ACCRUALS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade creditors	**104,619**	93,642	**—**	—
Other creditors	**59,670**	52,784	**—**	—
Accrued operating expenses	**92,918**	112,107	**1,353**	1,095
Deposits received	**5,194**	8,329	**—**	—
	262,401	266,862	**1,353**	1,095

The aging analysis of the Group's trade creditors based on the invoice dates is as follows:

	2002	2001
	HK$'000	*HK$'000*
Within one month	**48,213**	44,186
Two to three months	**39,154**	27,560
Four to six months	**9,152**	14,836
Over six months	**8,100**	7,060
	104,619	93,642

23. SHARE CAPITAL

	2002 Ordinary shares of HK$0.10 each	***HK$'000***	2001 Ordinary shares of HK$0.10 each	*HK$'000*
Authorised:				
At beginning of the year	**3,888,000,000**	**388,800**	2,888,000,000	288,800
Increase during the year	**—**	**—**	1,000,000,000	100,000
At end of the year	**3,888,000,000**	**388,800**	3,888,000,000	388,800
Issued and fully paid:				
At beginning of the year	**1,216,740,404**	**121,674**	1,151,656,667	115,166
Exercise of share options	**1,130,000**	**113**	100,000	10
Issued as scrip dividends	**25,337,411**	**2,534**	64,983,737	6,498
At end of the year	**1,243,207,815**	**124,321**	1,216,740,404	121,674

24. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. At the Annual General Meeting of the Company held on 30th May 2002, the shareholders approved the adoption of a new share option scheme and termination of the then existing share option scheme (which was adopted on 23rd June 2000), whereas options granted under the old scheme remain effective. Under the new scheme, share options may be granted to Directors, senior executives or employees of the Company or its affiliates and other qualifying grantees. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2002	2001
At beginning of year	**39,394,000**	39,494,000
Exercised *(note a)*	**(1,130,000)**	(100,000)
At end of year *(note b)*	**38,264,000**	39,394,000

(a) **Options exercised during the year**

Exercise date	**Exercise price** *HK$*	**Number of shares issued**
8th March 2002	0.5216	50,000
25th April 2002	0.5333	200,000
25th April 2002	0.5216	650,000
9th May 2002	0.5216	180,000
10th May 2002	0.5216	50,000
		1,130,000

(b) **Outstanding options**

Exercise period	**Option price per share** *HK$*	**Number of share options** **2002**	2001
Directors			
20th May 1999 to 19th May 2008	0.5333	**3,400,000**	3,400,000
30th December 2000 to 29th December 2009	0.5216	**5,006,000**	5,006,000
Other employees			
20th May 1999 to 19th May 2008	0.5333	**9,562,000**	9,762,000
30th December 2000 to 29th December 2009	0.5216	**20,296,000**	21,226,000
		38,264,000	39,394,000

24. SHARE OPTION SCHEME *(Cont'd)*

(b) Outstanding options *(Cont'd)*

All the above options are 100% vested at the beginning and the end of the year.

Subsequent to the balance sheet date, options to subscribe for 20,482,000 shares at the option price of HK$0.514 per share were granted to Directors, advisor and employees of the Company and its affiliates.

25. RESERVES

Group

	Share premium HK$'000	Capital reserve HK$'000	Land and buildings revaluation reserve HK$'000	Capital redemption reserve HK$'000	Revenue reserves HK$'000	Total HK$'000
At 31st December 2001	547,627	4,395	27,363	70	656,503	1,235,958
Changes in exchange rates	—	—	—	—	(309)	(309)
Premium on shares issued	479	—	—	—	—	479
Share issued as scrip dividends	(2,534)	—	—	—	15,170	12,636
Profit for the year	—	—	—	—	62,328	62,328
2001 final dividend	—	—	—	—	(30,446)	(30,446)
2002 interim dividend	—	—	—	—	(12,397)	(12,397)
At 31st December 2002	**545,572**	**4,395**	**27,363**	**70**	**690,849**	**1,268,249**
Company and subsidiaries	545,572	4,395	27,363	70	716,599	1,293,999
Jointly controlled entities	—	—	—	—	(28,342)	(28,342)
Associated companies	—	—	—	—	2,592	2,592
	545,572	4,395	27,363	70	690,849	1,268,249
At 31st December 2000	554,083	4,395	27,363	70	575,731	1,161,642
Changes in exchange rates	—	—	—	—	38	38
Premium on shares issued	42	—	—	—	—	42
Share issued as scrip dividends	(6,498)	—	—	—	31,909	25,411
Profit for the year	—	—	—	—	112,801	112,801
2000 final dividend	—	—	—	—	(46,066)	(46,066)
2001 interim dividend	—	—	—	—	(17,910)	(17,910)
At 31st December 2001	547,627	4,395	27,363	70	656,503	1,235,958
Company and subsidiaries	547,627	4,395	27,363	70	696,399	1,275,854
Jointly controlled entities	—	—	—	—	(32,203)	(32,203)
Associated companies	—	—	—	—	(7,693)	(7,693)
	547,627	4,395	27,363	70	656,503	1,235,958

25. RESERVES (Cont'd)

Company

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Revenue reserves HK$'000	Total HK$'000
At 31st December 2001	547,627	235,239	70	436,338	1,219,274
Premium on shares issued	479	—	—	—	479
Share issued as scrip dividends	(2,534)	—	—	15,170	12,636
Profit for the year	—	—	—	49,097	49,097
2001 final dividend	—	—	—	(30,446)	(30,446)
2002 interim dividend	—	—	—	(12,397)	(12,397)
At 31st December 2002	**545,572**	**235,239**	**70**	**457,762**	**1,238,643**
At 31st December 2000	554,083	235,239	70	440,538	1,229,930
Premium on shares issued	42	—	—	—	42
Share issued as scrip dividends	(6,498)	—	—	31,909	25,411
Profit for the year	—	—	—	27,867	27,867
2000 final dividend	—	—	—	(46,066)	(46,066)
2001 interim dividend	—	—	—	(17,910)	(17,910)
At 31st December 2001	547,627	235,239	70	436,338	1,219,274

Reserves of the Company available for distribution to shareholders amount to HK$457,762,000 (2001: HK$436,338,000).

26. LONG-TERM LIABILITIES

	Group		Company	
	2002 HK$'000	2001 HK$'000	**2002 HK$'000**	2001 HK$'000
Bank loans				
Secured	—	62,167	—	29,167
Unsecured	—	38,750	—	38,750
Obligations under finance leases wholly payable within five years	—	638	—	—
	—	101,555	—	67,917
Current portion included in current liabilities	—	(101,555)	—	(67,917)
	—	—	—	—

27. NON-CURRENT LIABILITIES

	Group 2002 HK$'000	2001 HK$'000
Deferred taxation *(note a)*	**16,945**	19,638
Negative goodwill *(note b)*	**1,400**	2,031
	18,345	21,669

(a) Deferred taxation

	Group 2002 HK$'000	2001 HK$'000
At beginning of the year	**19,638**	20,346
Transfer from profit and loss statement *(note 9)*	**(2,693)**	(708)
At end of the year	**16,945**	19,638
Provided in the financial statements in respect of:		
Accelerated depreciation allowances	**41,743**	41,817
Other timing differences	**(24,798)**	(22,179)
	16,945	19,638

The revaluation surplus or deficit arising from the revaluation of the Group's land and buildings and investment property does not constitute timing differences for Hong Kong profits tax purposes because they are held for the long-term and any gains or losses would not be subject to Hong Kong profits tax.

There is no other material unprovided deferred taxation at the balance sheet date.

(b) Negative goodwill

	Group 2002 HK$'000	2001 HK$'000
Cost		
At beginning of the year	**2,663**	—
Arising from acquisition of additional interest in a subsidiary	—	2,663
At end of the year	**2,663**	2,663
Accumulated amortisation	**(1,263)**	(632)
	1,400	2,031

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	2002 HK$'000	2001 HK$'000
Operating profit	**68,568**	149,046
Depreciation	**59,980**	74,621
Write-back of additional provision for fixed assets	**(11,303)**	—
(Profit)/loss on disposal of fixed assets	**(541)**	1,792
Profit on disposal of long-term listed investments	**(103)**	(6,583)
Unrealised loss on long-term investments	**561**	3,850
Revaluation deficit of investment properties	**—**	2,000
Interest income	**(16,559)**	(37,021)
Amortisation of deferred expenditure	**14,879**	11,815
Amortisation of negative goodwill	**(631)**	(632)
Operating profit before working capital changes	**114,851**	198,888
Decrease/(increase) in inventories	**20,454**	(7,507)
(Increase)/decrease in debtors and prepayments	**(25,210)**	53,594
Decrease in creditors and accruals	**(4,461)**	(29,954)
Cash generated from operations	**105,634**	215,021

(b) Analysis of changes in financing

	Share capital and premium HK$'000	Loans and finance lease obligations HK$'000	Minority interests HK$'000	Total HK$'000
As 31st December 2001	669,301	285,245	125,547	1,080,093
Changes in exchange rates	—	—	(36)	(36)
Minority share of profits for the year	—	—	3,016	3,016
Cash inflow/(outflow) from financing	592	(219,340)	16,807	(201,941)
At 31st December 2002	**669,893**	**65,905**	**145,334**	**881,132**
As 31st December 2000	669,249	290,222	128,543	1,088,014
Changes in exchange rates	—	—	(95)	(95)
Purchase of additional interest in a subsidiary	—	—	(13,994)	(13,994)
Minority share of profits for the year	—	—	834	834
Cash inflow/(outflow) from financing	52	(4,977)	10,259	5,334
At 31st December 2001	669,301	285,245	125,547	1,080,093

29. CAPITAL COMMITMENTS

	Group	
	2002	2001
	HK$'000	*HK$'000*
Contracted but not provided for	**53,616**	38,531

In addition, the Group has undertaken to invest HK$73,692,000 (2001: HK$78,325,000) in certain investee companies under long-term investments (note 18) which are engaged in high technology projects.

30. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	Group	
	2002	2001
	HK$'000	*HK$'000*
First year	**8,199**	6,879
Second to fifth years inclusive	**24,517**	22,124
After the fifth year	**38,564**	39,541
	71,280	68,544

31. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	Group	
	2002	2001
	HK$'000	*HK$'000*
First year	**12,454**	11,844
Second to fifth years inclusive	**47,274**	47,742
After the fifth year	**53,878**	65,864
	113,606	125,450

32. RELATED PARTY TRANSACTIONS

Significant related party transactions carried out in the normal course of the Group's business activities during the year are as follows:

(a) Sales of aggregates to an associated company amounted to HK$26,585,000 (2001: HK$24,620,000). These were made at prices and terms no less than those charged to other third party customers of the Group.

(b) The Company receives interest income of HK$9,538,000 (2001: HK$25,415,000) in respect of the floating rate notes as detailed in note 21.

(c) The Group receives interest income of HK$520,000 (2001: nil) and front-end fee of HK$1,188,000 (2001: nil) in respect of loan advanced to a fellow subsidiary as detailed in note 20(b).

(d) Rental income from an associated company amounted to HK$9,971,000 (2001: HK$9,557,000) based on the terms of rental agreement between the parties.

33. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$299,370,000 (2001: HK$372,093,000), of which HK$154,805,000 (2001: HK$281,483,000) have been utilised.

34. HOLDING COMPANY AND ULTIMATE HOLDING COMPANY

At 31st December 2002, the Company was a 67.5% owned subsidiary of Sutimar Enterprises Limited, incorporated in the British Virgin Islands, which is a wholly owned subsidiary of K. Wah International Holdings Limited, incorporated in Bermuda.

The Directors regard K. Wah International Holdings Limited as being the ultimate holding company.

35 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries, jointly controlled entities and associated companies will be of excessive length and therefore the following list contains only the particulars of the subsidiaries, jointly controlled entities and associated companies which materially affect the results or assets of the Group.

(a) Subsidiaries

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong						
Barichon Limited	Hong Kong	3,000,000	—	1	99.93	Sale and distribution of concrete pipes
Brighten Lion Limited	Hong Kong	2	—	1	100	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	100	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	100	Sale and distribution of concrete pipes
K. Wah Block Company Limited	Zhuhai	7,500	—	10	100	Manufacture of precast concrete products
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	100	Provision of management services
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of concrete products
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	100	Trading
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	100	Sale of aggregates
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	100	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	100	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	63.5	Quarrying

35 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Lightway Limited	Hong Kong	2	2	1	100	Property investment
Master Target Limited	Hong Kong	2	—	1	100	Investment holding
Quanturn Limited	Hong Kong	2	—	1	100	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	100	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	95	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	100	Investment holding
Star Home Limited	Hong Kong	2	—	1	100	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	100	Investment holding

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	100	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	100	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	100	Quarrying

35 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Cooperative joint venture				
Beijing Shoujia Stone Co., Ltd.	Beijing	US$1,080,000	55	Quarrying
K. Wah (Huangpi) Quarry Company Limited, Guangzhou	Guangzhou	US$4,900,000	100	Quarrying
K. Wah Materials (Huidong) Limited	Huidong	US$2,800,000	100	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB4,400,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	100	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance services
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	100	Manufacture, sale and distribution of concrete piles
Equity joint venture				
Shanghai Ganghui Concrete Co., Ltd.	Shanghai	US$4,000,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	55	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	99	Manufacture, sale and distribution of ready-mixed concrete

35 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share US$	Percentage of equity held by the Group	Principal activities
Incorporated in the British Virgin Islands					
Eternal Profits International Limited	Hong Kong	10	1	100	Property investment
Fairlight Investments Limited	Hong Kong	10	1	100*	Investment holding
High Regard Investments Limited	Hong Kong	20	1	100	Investment holding
K. Wah Trading Company Limited	Cook Islands	1	1	100	Trading
Latent Developments Limited	Hong Kong	10	1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	1	100	Investment holding
Prosperous Fields Limited	Hong Kong	10	1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	1	100	Investment holding
Woodland Assets Limited	Hong Kong	10	1	100	Investment holding

* Wholly owned and directly held by the Company

(b) Jointly Controlled Entities

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
International Precast Systems Limited	Hong Kong	22,785,000	1	49.12	Manufacture, sale and distribution of precast concrete products
			Registered capital		
Incorporated in Mainland China					
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan		US$4,290,000	30	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou		RMB100,000,000	50	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Ltd.	Shanghai		US$4,000,000	50	Manufacture, sale and distribution of ready-mixed concrete

35 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(c) Associated Companies

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	10	20	Manufacture, sale and distribution and laying of asphalt

嘉華建材有限公司

二零零二年年報

企業

本公司為一間有規模的專業建材公司，所有產品及服務，均力求完美。我們的使命是以客為本，為市場提供具競爭力的優質產品及服務。在追求卓越的精神下，我們以不屈不撓、群策群力及具遠見的經營理念，力求成為行業中的翹楚，並為股東帶來理想投資回報。

公司簡介

嘉華建材有限公司之前身國際筒業有限公司於1991年在香港聯合交易所上市，專門製造及銷售混凝土管筒及其他預製混凝土產品。現時，嘉華建材屬下多間附屬及聯營公司，為香港和中國內地各大城市之政府及私人機構工程項目供應建築材料，是現時香港經營最全面綜合建材業務之上市公司，亦為本港五大建築材料供應商之一。

嘉華建材主席暨創辦人呂志和博士，MBE，太平紳士，LLD，DSSc，高瞻遠矚，洞察香港之基建及房屋需求必隨人口上升及經濟增長而劇增，於1955年創立首間嘉華公司，供應建材產品。經過數十年不斷開拓發展，公司已極具規模。1997年，國際筒業收購母公司嘉華國際集團有限公司屬下在香港及內地所有石礦、預拌混凝土、水泥、瀝青和相關產品製造等業務，並於同年5月正式易名為嘉華建材有限公司，並進行架構重組，進一步提升管理及成本效益。

過去，嘉華建材成功在香港建立了全線垂直建材生產，除了在香港擁有堅實的基礎及優良商譽，亦策略性部署內地業務，在北京、上海、廣州、深圳、南京、安徽、湖州及惠東等地均設有生產基地，近年更著力進行本地化計劃，提拔優秀管理人才，不斷強化內地業務之營運效益。

目錄

財務誌要

日期	事宜
二零零二年九月十八日	公佈截至二零零二年六月三十日止六個月之業績
二零零二年九月二十七日	寄送二零零二年度中期報告予股東
二零零二年十一月二十二日	派發二零零二年度之中期股息股份及現金股息
二零零三年四月九日	公佈截至二零零二年十二月三十一日止年度之業績
二零零三年四月二十八日	寄送截至二零零二年十二月三十一日止年度之年報及有關建議授予董事會購回本公司股份之一般授權之通函予股東
二零零三年五月十九日至二零零三年五月二十三日（首尾兩天包括在內）	暫停辦理股份過戶登記手續以確定股東收取截至二零零二年十二月三十一日止年度末期股息之資格
二零零三年五月二十三日	二零零三年度股東週年大會
二零零三年七月四日	派發二零零二年度之末期股息股份及現金股息

公司資料

主席

呂志和博士，MBE，太平紳士，LLD，DSSc

副主席

呂耀東

董事總經理

陳啟能

執行董事

鄧呂慧瑜

非執行董事

陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

獨立非執行董事

公司秘書

湯鉅南

核數師

羅兵咸永道會計師事務所

主要往來銀行

香港上海匯豐銀行有限公司

律師

丹敦浩國際律師事務所
的近律師行
孖士打律師行

註冊辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國存託憑證存託

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址

http://www.kwcml.com

股份代號

SEHK 27

茲訂於二零零三年五月二十三日星期五上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零三年度嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零二年十二月三十一日止年度之賬目及董事會與核數師報告書；

2. 宣派截至二零零二年十二月三十一日止年度末期股息；

3. 選舉董事，及釐定董事袍金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「**動議：**

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2 「**動議：**

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外)，不得超過：

(甲甲)本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙)(倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持有比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3 「**動議**授權本公司董事會，就載有本議案之大會通告內第5.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

承董事會命
公司秘書
湯鉅南

香港，二零零三年四月二十八日

附註：

一、 本公司將於二零零三年五月十九日至二零零三年五月二十三日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 茲附奉股東週年大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨本年報附上。

五、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。



主席 — **呂志和博士**，MBE，太平紳士，LLD，DSSc

序言

集團二零零二年之業績足以證明集團將業務擴展至中國內地之方針正確。年內，集團在內地之業務貢獻有顯著的增長。二零零二年來自內地業務之除稅前溢利佔集團溢利約百分之二十九，而去年則為百分之三。集團在投資內地項目的策略下已承約逾港幣五億元於十五個新項目，當中，已有兩個項目開始為集團提供盈利貢獻。集團深信當餘下的項目在未來兩年開始運作後，集團來自香港及內地之盈利分佈將進一步達致平衡。現時集團之內地業務已發展至北京、上海、廣州、深圳、南京、安徽、湖州及惠東等地。

二零零二年業績

雖然集團二零零二年之業績遜於二零零一年，但在香港之經濟環境進一步惡化及中國內地市場競爭加劇的情況下，尚算滿意。

營業額為港幣1,011,000,000元，較去年之港幣1,083,000,000元下跌百分之七。年內香港市場之需求萎縮令邊際利潤下降，惟內地業務之表現比預期理想，減低香港業務邊際利潤下降之影響。

本年度股東應佔溢利較去年下降百分之四十五至港幣62,000,000元。每股盈利為港幣5.1仙，較去年減少百分之四十七。

董事會建議派發二零零二年末期股息每股港幣1仙，全年合共派發股息港幣2仙，相等於40%派息率。在過去三年內，集團均保持高於40%之平均派息率。

展望

在香港，近年嚴峻及持久的經濟衰退繼續影響建築市道。市場需求不斷萎縮，令邊際利潤下降，對集團業務造成直接影響。

惟集團已作好妥善準備，透過進一步整固及改善香港業務的運作及維持成本效益，以面對香港目前的惡劣營商環境。

但是集團對中國內地業務的發展保持信心。集團深信要能成功在內地發展其業務，必須充份集中及發揮集團現有企業文化、良好的人材及運作系統以及內地營商的經驗等優勢作為推動業務發展的主要原動力。

策略重心

在二零零二年內，集團一直集中並落實其既定之核心策略。於來年，集團將集中並發揮其在香港業界之領導地位帶領集團面對香港經濟的關鍵時刻，並作好充份準備去迎接香港經濟復甦所帶來的商機。在中國內地方面，我們將繼續發展在二零零二年已開啟的十五個新項目，務求這些項目能為集團在未來兩年開始帶來盈利貢獻。

鑑於內地持續發展的商機，集團將採取一套長遠的發展策略，務求成為中國內地的主要建材供應商之一。故此，集團現正積極在內地其他各省市探討投資機會，擴展產品種類包括高價值並符合環保要求的產品以增加收益。

員工

嘉華員工是集團最寶貴之資產，集團深信集團現時的成就有賴員工之才能及經驗。集團將繼續積極發掘及培訓員工之潛能，使員工們有足夠的才能，以協助集團在大中華業務之發展。

董事會對陳啟能先生於二零零三年一月十四日獲委任為本公司之執行董事兼副董事總經理，並於二零零三年四月九日獲委任為本公司之董事總經理及將其寶貴經驗貢獻予本集團表示歡迎。

集團已採取措施，監察評估非典型肺炎事件對集團員工及業務的影響。

獎項

在二零零二年，嘉華建材有限公司獲香港社會服務聯會頒發「商界展關懷」獎以嘉許集團在良好企業公民上之表現。

在企業管治方面，集團之獨立非執行董事張惠彬博士獲香港董事學會頒發傑出非執行董事獎，以表揚張博士在集團維持高水平企業管治方面所作出之傑出貢獻。

最後本人謹代表董事會向集團之董事、管理層及所有嘉華員工在過去一年所作之努力及貢獻致以謝意。

主席
呂志和博士

二零零三年四月九日



本集團致力達至最高之公司管治標準。為達至此目標，本集團通過下列之董事會及委員會負責執行公司管治：

一、 董事會

董事會由主席、副主席、執行董事及非執行董事組成。董事會主要對股東負責及負責本司之整體管理。

董事會每年舉行正式會議三至四次，會議對考慮事項及所作出之決策有正式程序。董事會已授權執行董事會負責管理集團日常營運。

現時董事會成員為呂志和博士、呂耀東先生、陳啟能先生、鄧呂慧瑜女士、陳乃強博士、張惠彬博士、鄭慕智先生及葉慶忠先生。

二、 執行董事會

執行董事會由執行董事組成，在管理集團日常營運上向董事會負責。執行董事會定期舉行會議，以監管及輔導日常營運及管理。

現時執行董事會成員為呂志和博士、呂耀東先生、陳啟能先生及鄧呂慧瑜女士。

三、 審核委員會

為遵照香港聯合交易所有限公司證券上市規則附錄十四所載列之最佳應用守則，董事會已批准成立本公司之審核委員會，並已制定職權範圍書，界定該委員會之職權及職責，包括審查關於集團財政滙報程序之事宜。

現時審核委員會成員為張惠彬博士及鄭慕智先生。

審核委員會對審核全年業績及中期業績每年最少舉行兩次會議。審核委員會成員是敢言及擁有高度個人責任感之人士。為確保集團有開放及透明之管理，委員會並推薦核數師審核中期業績。

本集團在中國內地推行的公司管治已有滿意的成績。內地員工明瞭集團的內部政策和管理制度並全力實施。內地的管理層已更有紀律和遵從集團的內部政策和管理制度。無論在香港和內地，擁有良好的管治標準是集團的長遠策略。

審核委員會主席張惠彬博士榮獲二零零二年上市公司傑出非執行董事獎，以表揚張博士在集團維持高水平企業管治方面所作出之傑出貢獻。

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零二年十二月三十一日止之年度內一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，惟於特別情況下，可獲委任額外三年任期。

業績回顧及展望

概覽

截至二零零二年十二月三十一日止年度，集團之營業額及除稅前溢利分別為港幣1,011,000,000元及港幣70,000,000元，去年則分別為港幣1,083,000,000元及港幣128,000,000元。雖然市場競爭加劇，惟營業額仍能維持在上年度的水平。但除稅前溢利卻較去年下跌百分之四十五。

來自中國內地業務之盈利貢獻於年內已開始顯現。當所有計劃中的中國內地項目相繼投產後，將為集團提供更多的盈利貢獻。

按地區分析

	香港	**中國內地**	**集團**
	港幣千元	*港幣千元*	*港幣千元*
營業額	553,060	457,939	1,010,999
經營溢利	50,495	18,073	68,568
財務費用	(6,722)	(471)	(7,193)
應佔溢利減虧損			
共同控制實體	1,968	2,471	4,439
聯營公司	3,944	—	3,944
除稅前溢利	49,685	20,073	69,758
稅項			(4,414)
除稅後溢利			65,344
少數股東權益			(3,016)
股東應佔溢利			62,328

按地區分佈之營業額



		二零零二年 港幣千元	二零零一年 港幣千元
A	香港	**553,060**	721,075
B	中國內地	**457,939**	361,540
		1,010,999	1,082,615

2002
B (45%)
A (55%)
2001
B (33%)
A (67%)

按地區分佈之總資產



		二零零二年 港幣千元	二零零一年 港幣千元
A	香港	**941,581**	1,043,345
B	中國內地	**614,668**	461,503
		1,556,249	1,504,848

2002
B (39%)
A (61%)
2001
B (31%)
A (69%)

香港業務

香港之物業市道持續疲弱，建屋量減少，使到市場對建材之需求萎縮。幸好管理層已在多年前開始並不斷在各營運層面上致力維持高效率，低成本的運作以應付日益加劇的市場競爭局面。所以香港業務之業績與預期相乎，而新項目亦依計劃進行中。

本集團佔有63.5% 權益之嘉安石礦有限公司在安達臣道之重修合約依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該附屬公司已準時完成第二階段工程。本集團在惠東全資擁有的石礦場，已於年內開始運作。本集團將不斷檢討運作的成本效益，務求保持在業界中的競爭力，面對即將來臨的一切挑戰。

香港現時經濟環境低迷，故此香港之業務將面對更激烈的競爭。為了保持集團在香港業界之領導地位及維持競爭力，我們將不斷提升產品素質及控制成本，包括利用週邊地區的廉價勞動力市場以降低成本。我們在這些地區早前建設之生產

設備經已證明能為集團增強市場的競爭力。珠江三角州地區的發展將提供大量的商機。集團將繼續在這區域內尋找機會，拓展新的市場和新產品。

中國內地業務

內地的業務在二零零二年的整體表現較去年為佳。集團在內地成立了多個新項目，成功拓展了內地市場及新的產品。現時集團之內地業務已發展至北京、上海、廣州、深圳、南京、安徽、湖州及惠東等地。

上海之業務於年內的表現令人十分鼓舞，為集團提供更多的盈利貢獻。集團在當地之預拌混凝土銷量持續上升而盈利亦有所增加。為了緊握因國家加入世貿組織及將會在上海舉辦二零一零年世界博覽會所帶來不斷增長的市場需求，集團在年內已擴展了在當地的預拌混凝土生產設備。而在發展上游產品及拓展新產品的策略下，集團全資擁有之附屬公司，上海嘉華管樁有限公司已在年內投產，供應管樁予上海市場。另外，集團亦與馬鞍山鋼鐵簽訂協議成立合營企業，安徽馬鋼嘉華新型建材有限公司，生產礦渣，集團佔該合營企業百分之三十權益，預計在二零零三年投產。至於集團在湖州全資擁有的石礦場，預計將在短期內投產。

在北京，集團佔55% 權益之北京首嘉石業有限公司於年內已投入石礦生產，表現令人滿意。在北京二零零八年奧運會帶動下，當地對優質建材之需求持續上升，集團認為現時正是拓展當地預拌混凝土市場的良好時機。集團將把握這個良好機會，探討在當地拓展新項目，在增長中的北京建材市場發展業務。透過集團在建材業務之經驗及致力為市場提供優質產品的理念，預期集團在當地的業務將有進一步的發展並為集團提供良好的盈利貢獻。

在廣州，失調的市場狀況已對業界帶來影響。雖然在這不利的環境下，但是集團佔50%權益之廣州市嘉華南方水泥有限公司於年內的表現仍然令人滿意，並為集團提供盈利貢獻。管理層將繼續致力確保運作具成本效益以維持集團在當地業界中的競爭力。

集團將繼續依計劃將業務範圍拓展至內地其他主要的城市。

科技投資

集團正從現有的策略投資範疇內，以審慎態度探尋新的科技投資項目。截至於二零零二年十二月三十一日之科技投資總額與去年相若，約為港幣116,000,000元。該等投資維持在一個包括香港及中國內地各個不同投資項目之平衡投資組合。

其他

集團已採取措施，監察評估非典型肺炎事件對集團員工及業務的影響。

獎項

為追求不斷進步，集團於二零零二年度參與多項比賽並欣然宣佈獲得以下獎項：

香港獎項

明智減廢標誌

嘉華建材(香港)有限公司參與由香港政府環保署主辦的「明智減廢計劃」。因於二零零二年達成一系列廢物減少目標而獲頒授「明智減廢標誌」。

商界展關懷

香港社會服務聯會頒贈「商界展關懷」標誌予嘉華建材有限公司。本公司透過這次選舉表揚同事經同樂會參與義務工作及實踐關懷社會的承諾。

中國內地獎項

於二零零二年廣州市嘉華南方水泥有限公司共獲三項優秀獎項，其中包括「紅棉牌商標 — 廣州市著名商標」、「第八次全國水泥化學分析大對比全優單位」及「二零零二年全省水泥檢驗大對比全優單位」。

新項目合約簽署


走進密雲 攜手發展
INVESTMENT OPPORTUNITY IN MIYUN
02年北京密雲-香港經濟貿易洽談會



1. 與北京首鋼集團簽訂
石灰石礦業務合作協議
2. 馬鞍山鋼鐵股份有限公司管理層
造訪嘉華並簽訂合作協議


1
2

香港	
獲獎公司	獎項
嘉華建材有限公司	— 商界展關懷
嘉華建材(香港)有限公司	— 明智減廢標誌
嘉華建築材料有限公司	— ISO9001:二零零零年品質管理體系證書 — 二零零二年度最佳安全表現獎項 — 熱心聘用殘疾人士感謝狀
嘉安石礦有限公司	— 二零零二年香港工業獎,品質優異證書
上海	
獲獎公司	獎項
上海寶嘉混凝土有限公司	— 二零零二年度交通安全區級達標單位 — 二零零二至二零零三年工商免檢企業(首批) — 二零零二年度納稅信用A類企業 — 二零零二年度上海市建設銀行信得過企業
上海信財混凝土有限公司	— 閘北區外資先進企業(金牌) — 澎浦鎮先進企業 — 上海市工商免檢企業(首批) — 上海財政局A級信用單位 — 二零零二年度發展區域經濟先進單位
上海嘉建混凝土有限公司	— 上海市混凝土協會「質量誠信杯」第十名 — 閘北區外資先進企業(金牌) — 澎浦鎮先進企業 — 上海市工商免檢企業(首批) — 上海財政局A級信用單位
上海嘉申混凝土有限公司	— 上海市混凝土協會「質量誠信杯」第十一名
上海港滙混凝土有限公司	— 徐滙區外商投資企業「十佳」企業 — 徐滙區人民政府「小巨人」企業 — 徐滙區千萬元納稅大戶 — 上海市混凝土協會「質量誠信杯」第三名
廣州	
獲獎公司	獎項
廣州市嘉華南方水泥有限公司	— 「紅棉」牌商標 — 廣州市著名商標 — 第八次全國水泥化學分析大對比全優單位 — 二零零二年全省水泥檢驗大對比全優單位







培訓與
持續
進修

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零二年十二月三十一日，股東權益由二零零一年十二月三十一日之港幣1,358,000,000元增加百分之二點六至港幣1,393,000,000元，集團總資產則達港幣1,556,000,000元，與二零零一年十二月三十一日之港幣1,505,000,000元比較，增加百分之三點四。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零二年十二月三十一日及二零零一年十二月三十一日，本集團沒有實質負債。



資金來源

		二零零二年 港幣千元	二零零一年 港幣千元
A	股本	**124,321**	121,674
B	資本儲備	**550,037**	552,092
	盈餘儲備	**690,849**	656,503
D	重估儲備	**27,363**	27,363
E	少數股東權益	**145,334**	125,547
	非流動負債	**18,345**	21,669
		1,556,249	1,504,848

2002
F (1%)
A (8%)
E (9%)
D (2%)
C (45%)
B (35%)
2001
F (1%)
A (8%)
E (8%)
D (2%)
C (44%)
B (37%)

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團於二零零二年十二月三十一日之現金及銀行結餘為港幣283,000,000元，而於二零零一年十二月三十一日則為港幣299,000,000元。本集團之現金充裕及擁有充足的銀行備用信貸額以應付承約、營運資金之需求及未來購買資產之用。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣、美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

集團資產之抵押詳列於賬目附註第13項。

或然負債

集團之或然負債詳列於賬目附註第33頁。

僱員

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約1,400人(不包括聯營公司及共同控制實體),僱員開支合共港幣138,000,000元(不包括董事酬金)。

本集團聘用及提升僱員,乃採取有能者居之的原則,並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃,旨在吸引有才幹之行政人員加入並持續為集團服務。相同地集團亦參照內地市場的薪酬福利水平,釐定內地員工的薪酬福利,並著重為員工提供培訓及發展的機會。

人力及組織發展

集團一向鼓勵員工積極學習,定期舉辦各類培訓發展,並贊助員工參加外界的進修課程。此等課程之範圍廣泛,包括集團及其業務的知識、商業行為操守、表達技巧及工業技能、品質注重及安全、語言及電腦軟件應用等。本集團並舉辦了專門設計之管理發展課程及研討會。

本集團為配合目前在中國內地之業務擴展、本地化計劃及進一步之發展,繼續在中國內地推行行政見習人員培訓計劃,挑選合適之大學畢業生,訓練其成為本集團未來之管理人員。與此同時,集團亦與上海同濟大學攜手制定了一套培訓計劃,旨在不斷提升及改進本集團在當地招聘之技術及中至高層管理人員在技術和管理上之概念及技巧。

為使更有效地運作,集團繼續與各高級管理人員共同營造一個更為透明及具決策力的營運架構。

健康、安全及環保

健康、安全及環保為集團業務之重要部分。公司和所有有關人仕都會致力在業務過程中顧及各方之健康、安全及環保需求。

集團參照國際及本地的標準,並執行相關的措施,目標是將工業意外率降至最低,為員工及工人締造一個健康及安全的工作環境,而本集團對環境保護亦十分重視。

於二零零二年,集團香港成功推行健康、安全及環保管理系統,並使意外發生率(每十萬工時發生之受傷意外數字)從二零零零年的0.8大幅減少75%至0.2(見下圖)。集團亦把有關管理系統引入中國華東的發展業務。


意外發生率(香港區僱員)(2000-2002)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
意外發生率
2000
2001
2002
年份



1. 同事積極參與「公益金百萬行」
2. 管理層身體力行支持慈善活動，圖為「中大慈善健步行暨繽紛嘉年華」
3. 挑戰12小時活動為內地山區失學兒童籌款
4. 紅十字會捐血活動
5. 中港兩地同事常作老人院和孤兒院探訪




香港中文大學四十周年校慶啟動儀式
Kick-off Ceremony of CUHK 40th Anniversary Celebrations
中大慈善健步行暨繽紛嘉年華
Round-the-CU Walkathon & Carnival
嘉華集團
K. Wah Group

良好企業公民


KWCM SOCIAL CLUB

嘉華建材有限公司在成立以來一直站立於香港建材業的領導地位。在享受成果同時，公司亦了解到作為服務社群的企業公民尤其是分享關懷及貢獻社群的重要性。有見及此，並在公司管理層鼎力支持及鼓勵下，嘉華建材同樂會於二零零一年成立。

同樂會透過一群全心全意及熱心公益的同事投入私人時間，聯同多間社會慈善及志願機構推行了一系列的活動，其中包括：

- 探訪老人院
- 苗圃行動舉辦之第四屆「挑戰12小時」活動
- 香港紅十字會捐血日
- 環保工作坊「綠色新一代」
- 公益金百萬行
- 中大慈善健步行暨繽紛嘉年華

這些活動不但體驗了集團堅守承擔企業公民責任、關心及分享的宗旨，同時亦幫助員工在工作、家庭及社交生活三方面取得平衡。

在二零零二年，嘉華建材有限公司獲得由香港社會服務聯會舉辦之「商界展關懷」榮譽獎項，以表彰同樂會過去關懷及服務社會的行動。此計劃藉著公開嘉許實踐公民責任精神的企業，進一步鼓勵商界承擔社會公民責任及提升關懷社區的精神。

本集團相信我們的成功不只在於經濟利益上，而亦需負起承擔社會公民責任，而最直接方法是履行關懷及服務社群的美德。

	截至一九九九年三月三十一日止年度 港幣千元	截至一九九九年十二月三十一日止九個月 港幣千元	截至二零零零年十二月三十一日止年度 港幣千元	截至二零零一年十二月三十一日止年度 港幣千元	**截至二零零二年十二月三十一日止年度 港幣千元**
綜合損益表					
營業額	1,123,615	812,566	1,093,521	1,082,615	**1,010,999**
股東應佔溢利	185,880	143,465	166,276	112,801	**62,328**
股息	45,231	64,702	74,156	48,330	**24,829**
每股盈利(仙)	22.4	13.4	15.2	9.6	**5.1**
每股股息(仙)	4.5	6.0	6.5	4.0	**2.0**
綜合資產負債表					
固定資產	816,754	786,475	711,286	675,498	**740,946**
共同控制實體及聯營公司	225,925	200,559	257,656	263,851	**211,571**
其他非流動資產	54,060	74,653	98,784	141,709	**240,974**
流動資產淨額	241,498	440,730	444,534	423,790	**362,758**
資金之運用	1,338,237	1,502,417	1,521,260	1,504,848	**1,556,249**
資金來源：					
股本	107,010	107,084	115,166	121,674	**124,321**
儲備	942,633	1,048,211	1,161,642	1,235,958	**1,268,249**
股東權益	1,049,643	1,155,295	1,276,808	1,357,632	**1,392,570**
少數股東權益	150,761	132,208	128,543	125,547	**145,334**
長期負債	119,798	196,109	86,563	—	**—**
非流動負債	18,035	18,805	20,346	21,669	**18,345**
已運用資金	1,338,237	1,502,417	1,521,260	1,504,848	**1,556,249**
每股賬面資產淨值(元)	0.98	1.08	1.11	1.12	**1.12**


營業額
港幣百萬元
1,200
1,000
800
600
400
200
0
98/99
12/99*
12/00
12/01
12/02
年份


每股盈利
港仙
25
20
15
10
5
0
98/99
12/99*
12/00
12/01
12/02
年份


每股資產淨值
港幣元
1.2
1.0
0.8
0.6
0.4
0.2
0
98/99
12/99*
12/00
12/01
12/02
年份


股息及股東應佔溢利
港幣百萬元
200
180
160
140
120
100
80
60
40
20
0
98/99
12/99*
12/00
12/01
12/02
年份
股東應佔溢利
股息


每股股息
港仙
7
6
5
4
3
2
1
0
98/99
12/99*
12/00
12/01
12/02
年份
末期股息
中期股息

* 九個月期間

董事之個人資料

執行董事

呂志和博士，MBE，太平紳士，LLD，DSSc，七十三歲，為本集團之創辦人，自一九九一年起任本公司之董事，現為本公司主席，呂博士於一九八九年被委任為嘉華國際集團有限公司董事兼主席。彼於礦務、建築材料及地產發展具逾四十五年之經驗。彼亦為香港合約石礦商會、英國礦業學會(香港分會)及東華三院前任主席。呂博士亦為香港酒店業主聯會主席及東尖沙咀地產發展商聯會會長。呂博士為第九屆中國人民政治協商會議全國委員會委員，亦為香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員，彼亦為香港中華科學與社會協進會主席、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。呂博士為呂耀東先生及鄧呂慧瑜女士之父親。

呂耀東先生，四十七歲，於一九七九年加入本集團。彼自一九八七年起任本公司之董事，現為本公司之副主席，呂先生亦自一九八九年起任嘉華國際集團有限公司之執行董事，現為該公司之董事總經理。呂先生持有美國柏克萊加州大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生亦為城市規劃委員會成員。彼亦為中國人民政治協商會議上海市委員會之委員。呂先生為呂志和博士之子。

陳啟能先生，五十七歲，於二零零二年加入本集團，並於二零零三年起任本公司之執行董事及董事總經理。彼為英國特許公認會計師公會之資深會員、香港會計師公會及英國特許管理會計師公會會員。陳先生多年來曾出任多間主要跨國公司及本地公司之地區總監及高級行政人員。

鄧呂慧瑜女士，四十九歲，於一九八零年加入本集團，並於一九九一年起任本公司之董事。彼亦為嘉華國際集團有限公司之執行董事。鄧女士持有加拿大麥基爾大學商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為藝術發展局董事局成員及古物諮詢委員會委員。鄧女士為呂志和博士之女。

非執行董事

陳乃強博士，CEB，太平紳士，七十一歲，於一九九一年起任本公司之董事。彼持有英國 Loughborough College 土木工程系一級榮譽文憑及英國 Loughborough University 科技榮譽博士學位。陳博士為前任香港工程科學院院長，現為英國皇家工程學院院士、英國土木工程師學會、英國結構工程師學會及香港工程師學會之資深會員。彼於一九五二年加入香港政府工務局，並於一九八三年至一九八六年期間任地政工務司。彼現為香港特別行政區選舉委員會委員。彼曾任立法局官守議員。

張惠彬博士，太平紳士，六十六歲，於一九八六年加入本集團，彼於一九八七年起任本公司之執行董事及於一九九五年起任本公司之非執行董事。彼亦為嘉華國際集團有限公司之非執行董事。彼持有工商管理榮譽博士、碩士及學士學位。彼從事銀行業二十二年以上，並曾擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席。彼亦為建生國際集團有限公司、Prime Investments Holdings Limited 及中大娛樂控股有限公司之非執行董事。張博士曾任東華三院總理

及顧問，彼為廣東省高爾夫球協會副會長。張博士榮獲2002年傑出董事獎之上市公司非執行董事。香港特區政府於二零零二年十一月一日委任張博士為地產代理監管局之委員。

鄭慕智先生，OBE，太平紳士，五十三歲，於一九九六年起任本公司之董事。鄭先生為一香港律師事務所胡百全律師事務所之資深合夥人。鄭先生為香港董事學會及公民教育促進委員會之主席，彼曾任立法局議員。

葉慶忠先生，MBE，太平紳士，八十歲，於一九九一年起任本公司之董事。彼具有超過二十年混凝土管筒製造方面之經驗。彼亦為精棉發展有限公司、正輝發展有限公司及佳寧娜潮州酒樓有限公司之董事長、廣州宏輝房地產開發有限公司之主席及達成集團有限公司之董事。葉先生為香港潮州商會之永遠名譽會長、香港中華廠商聯合會及香港廣東社團總會之名譽會長，並為香港潮州公會之榮譽會長。彼亦為新界鄉議局執行議員。

高級管理人員之個人資料

莊永棟先生，六十六歲，於一九八一年加入集團，現為華東區建築材料部董事。

徐應強先生，四十五歲，於一九八二年加入集團，現為香港建築材料部董事。彼現為香港合約石礦商會主席。彼亦為礦業學會之資深會員及礦業學會(香港分會)前任主席。

羅裕群先生，五十三歲，於一九九七年加入集團，現為財務總監。彼為英國特許管理會計師公會(香港分會)之副會長及資深會員、英國國際會計師公會之資深會員、香港會計師公會之會員及註冊財務策劃師協會之資深會員。

歐中安先生，四十三歲，於一九九四年加入集團，現為人力資源及行政部副董事。彼為香港浸會大學之畢業生就業諮詢委員會委員及香港人力資源管理學會之會員。

許彬彬先生，四十三歲，於一九九六年加入集團，現為中國內地拓展部總經理。

鍾福榮先生，四十六歲，於一九九七年加入集團，現為北京建築材料部總經理。彼為特許工程師、香港工程師學會、澳洲工程師學會及英國電機工程師學會之會員。

魏柏楠先生，三十八歲，於二零零一年加入集團，現為香港建築材料部嘉安石礦有限公司總經理。彼為礦業學會之資深會員。

湯鉅南先生，四十四歲，於一九八一年加入集團，現為公司秘書。

張永康先生，四十四歲，於一九八九年加入集團，現為財務部總經理。彼為英國特許公認會計師公會及香港會計師公會之資深會員。

方保羅先生，五十二歲，於一九九六年加入集團，現為策劃及拓展部總經理。彼為特許工程師、香港工程師學會之註冊專業工程師、The Institute of Mining and Metallurgy 及礦業學會之資深會員。彼亦為 The Geological Society of London 註冊之特許地質學家。

蔡兆華先生，四十九歲，於一九九八年加入集團，現為資訊科技部總經理。彼為 The British Computer Society、The EDP Auditors Association 之會員及英國工程業議會之特許工程師。

劉王伊妮女士，四十七歲，於一九九九年加入集團，現為華東區建築材料部財務總經理。彼為美國會計師公會認証會計師。

周樹義先生，五十六歲，於一九九四年加入集團，現為香港建築材料部嘉華建築材料有限公司及嘉華材料有限公司副總經理。

汪義亮先生，三十九歲，於一九九七年加入集團，現為業務關係及拓展副總經理兼北京代表。

吳煜基先生，四十歲，於一九八七年加入集團，現為華東區建築材料部上海混凝土業務總經理。

吳金滿先生，四十一歲，於一九九一年重新加入集團，現為香港建築材料部嘉華石礦有限公司、嘉華製磚有限公司、嘉華石業(珠海)有限公司及建築材料有限公司副總經理。彼為澳洲會計師公會、特許秘書及行政人員公會及香港公司秘書公會之會員及礦業學會之資深會員。

何嘉樂先生，四十二歲，於一九九二年重新加入集團，現為香港建築材料部嘉華混凝土有限公司副總經理。彼為香港工程師學會之會員及香港市務學會之認許市務師(香港)。

譚潔云女士，四十二歲，於一九九八年加入集團，現為法律部副總經理。彼為香港、英國及威爾斯的執業律師及新加坡的執業大律師及律師。

劉偉超先生，四十七歲，於一九九六年加入集團，現為華東區建築材料部嘉華石礦(湖州)有限公司總經理。彼為礦業學會之資深會員。

譚鈞均先生，四十一歲，於一九八九年重新加入集團，現為香港建築材料部百利昌有限公司和多倫(香港)有限公司助理總經理及嘉華建築制品(深圳)有限公司和多倫建築制品(深圳)有限公司總經理。

陳偉榮先生，四十八歲，於一九九八年加入集團，現為華東區建築材料部上海嘉華混凝土有限公司總經理。

庾家驊先生，四十八歲，於一九九九年重新加入集團，現為華東區建築材料部上海材料及管... 助理總經理。

余國雄先生，四十二歲，於一九九二年加入集團，現為廣州建築材料部營運助理總經理及廣州市嘉華南方水泥有限公司總經理。彼為英國特許公認會計師公會之資深會員及香港會計師公會之會員。

呂國鴻先生，四十五歲，於二零零一年加入集團，現為人力及組織發展部助理總經理。

沈少明女士，三十六歲，於二零零二年加入集團，現為華東區建築材料部人力資源及行政助理總經理。彼為香港人力資源管理學會之會員。

董事會同寅謹向各股東提呈截至二零零二年十二月三十一日止年度之已審核賬目及董事會報告書，以供閱覽。

主要業務

本公司之主要業務為投資控股。各附屬公司、共同控制實體及聯營公司之主要業務則載於賬目附註35。

業績及分派

本集團截至二零零二年十二月三十一日止年度之業績載於年報第37頁。年度內曾派發以股代息之中期股息每股港幣1仙（二零零一年：港幣1.5仙），惟股東亦可選擇現金股息，合共港幣12,397,000元（二零零一年：港幣17,910,000元）。董事會建議派發以股代息之末期股息每股港幣1仙（二零零一年：港幣2.5仙），共需港幣12,432,000元（二零零一年：港幣30,446,000元），惟股東亦可選擇收取現金以代替股份股息。有關派發股份股息之詳情，將載於即將寄發予股東之函件內。

股本

於二零零二年十二月三十一日已發行股本詳情載於賬目附註23。

本公司於二零零二年七月十日，向並無就其全部股權作出現金選擇之股東發行新股21,784,565股，每股作價港幣0.6308元，作為截至二零零一年十二月三十一日止年度之末期股息。

本公司於二零零二年十一月二十二日，向並無就其全部股權作出現金選擇之股東發行新股3,552,846股，每股作價港幣0.4019元，作為二零零二年之中期股息。

年度內，本公司因認股權證持有人行使認購股份之權利，根據認股權計劃分別發行新股200,000股，每股作價港幣0.5333元，及新股930,000股，每股作價港幣0.5216元。

根據本公司於二零零二年五月三十日採納之認股權計劃，本公司於二零零三年二月二十八日授出認股權予本公司及其聯屬公司之董事、僱員及顧問，可按每股港幣0.514元之認股價，認購本公司股份20,482,000股。

本公司於截至二零零二年十二月三十一日止年度內，並無購回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

儲備

本集團及本公司年內之儲備變動載於賬目附註25。

捐款

本集團於年度內之慈善捐款為港幣560,000元。

固定資產

固定資產之變動詳情載於賬目附註13。



於年內及截至本報告書日期本公司董事會成員如下：

呂志和
呂耀東
陳啟能　　（於二零零三年一月十四日獲委任）
鄧呂慧瑜
陳乃強
張惠彬
鄭慕智
葉慶忠
陶德培　　（於二零零二年十二月十五日辭任）

董事及高級管理人員之個人資料載於年報第24頁至第26頁。

遵照本公司細則第一百零六(甲)條，呂耀東先生、陳乃強博士及鄭慕智先生於即將舉行之股東週年大會任期屆滿告退，但表示如再度獲選，願繼續連任。遵照本公司細則第九十七條，陳啟能先生之任期於即將舉行之股東週年大會屆滿，但表示如再度獲選，願繼續留任。

本公司與擬重選連任各董事均無訂立在一年內終止時須作出賠償之服務合約(除了法定賠償外)。

權益之披露

於二零零二年十二月三十一日，根據證券(披露權益)條例(「披露權益條例」)第二十九條所述之登記冊，或根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司申報，各董事所擁有本公司及其聯繫公司嘉華國際集團有限公司之股份及有關認購本公司及嘉華國際集團有限公司股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股股份

	個人權益	家屬權益	法團權益	其他權益	合計
呂志和	7,654,169	1,390,101	72,776,007[(1)]	842,942,994[(2)]	924,763,271
呂耀東	2,822	—	—	842,942,994[(2)]	842,945,816
鄧呂慧瑜	1,861,906	—	—	842,942,994[(2)]	844,804,900
陳乃強	55,576	—	—	—	55,576
張惠彬	1,810	—	—	—	1,810
鄭慕智	—	—	—	—	—
葉慶忠	184,512	—	—	—	184,512

權益之披露(續)

(乙) 本公司之認股權

詳情載於以下「認股權計劃」內。

(丙) 嘉華國際集團有限公司之普通股股份

	個人權益	家屬權益	法團權益	其他權益	合計
呂志和	253,664	6,748,431	33,197,511(3)	1,193,630,181(2)	1,233,829,787
呂耀東	379,804	—	—	1,193,630,181(2)	1,194,009,985
鄧呂慧瑜	4,639,166	—	—	1,193,630,181(2)	1,198,269,347
陳乃強	165,015	—	—	—	165,015
張惠彬	7,239	—	—	—	7,239
鄭慕智	—	—	—	—	—
葉慶忠	—	—	—	—	—

(丁) 嘉華國際集團有限公司之認股權

	於二零零二年十二月三十一日尚未行使之數目	年內行使之數目
呂志和	2,850,000	—
呂耀東	2,200,000	—
鄧呂慧瑜	1,470,000	—
陳乃強	735,000	—
張惠彬	—	—
鄭慕智	—	—
葉慶忠	—	—

附註：

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有本公司之股份72,776,007股。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份839,207,435股(佔本公司已發行股本超過三分之一)擁有權益。而嘉華國際集團有限公司之股份1,193,630,181股(佔該公司已發行股本超過三分之一),由若干全權信託持有。此外,本公司之股份3,735,559股,則由全權信託擁有權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人,因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份權益及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有嘉華國際集團有限公司之股份33,197,511股。

主要股東

於二零零二年十二月三十一日，根據披露權益條例第十六(一)條所述之登記冊，持有本公司當時已發行股本百分之十或以上之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

名稱	**普通股數目**
Sutimar Enterprises Limited	839,207,435 *(附註1)*
嘉華國際集團有限公司	839,207,435 *(附註1)*
HSBC Holdings plc	847,375,354 *(附註2)*
HSBC Bank plc	842,969,433 *(附註2)*
Midcorp Limited	842,969,433 *(附註2)*
Griffin International Limited	842,969,433 *(附註2)*
HSBC Europe BV	842,969,433 *(附註2)*
HSBC Europe (Netherlands) BV	842,969,433 *(附註2)*
HSBC Private Banking Holdings (Suisse) SA	842,969,433 *(附註2)*
HSBC International Trustee Limited	842,969,433 *(附註2)*

附註：

1. 嘉華國際集團有限公司擁有 *Sutimar Enterprises Limited* 之全部已發行股本，因此被視為對 *Sutimar Enterprises Limited* 擁有之本公司股份839,207,435股擁有權益。

2. 以 HSBC International Trustee Limited 為信託人之全權信託持有842,969,433股本公司股份。HSBC Holdings plc、HSBC Bank plc、Midcorp Limited、Griffin International Limited、HSBC Europe BV、HSBC Europe (Netherlands) BV 及 HSBC Private Banking Holdings (Suisse) SA 被視為持有由 HSBC 集團內一間全資附屬公司 HSBC International Trustee Limited 所持有823,096,106股本公司股份權益。此外，HSBC Holdings plc 對其附屬公司恒生銀行有限公司持有本公司股份4,405,921股擁有權益。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士、HSBC Holdings plc、HSBC Bank plc、Midcorp Limited、Griffin International Limited、HSBC Europe BV、HSBC Europe (Netherlands) BV、HSBC Private Banking Holdings (Suisse) SA 及 HSBC International Trustee Limited 擁有之本公司股份842,942,994股；Sutimar Enterprises Limited 及嘉華國際集團有限公司對其中之839,204,435股同時擁有權益；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,193,630,181股。

就本公司任何董事或行政總裁所知，除上述權益外，並無其他人士直接或間接擁有百分之十或以上之本公司已發行股份。

本公司、附屬公司、同母系附屬公司及控股公司概無於年內或年結時簽訂本公司董事擁有重大權益之重要合約。

認股權計劃

本公司之認股權計劃(「認股權計劃」)已獲股東於二零零二年五月三十日(「採納日期」)舉行之股東週年大會上批准及採納。認股權計劃亦已獲嘉華國際集團有限公司(「嘉華國際」)股東於採納日期舉行之嘉華國際股東週年大會上批准。下列為認股權計劃之概要:

(1) 目的

認股權計劃旨在吸引及挽留優秀人才,協力發展本公司業務;向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致,促進本公司長遠達致財政上的成功。

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事;或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問;或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士;或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商;或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴;或

(vi) 任何為僱員福利而設的信託的任何受託人;或

(vii) 就個人合資格承授人而言,指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

「聯屬公司」指(a)本公司的控股公司;或(b)本公司控股公司的附屬公司;或(c)本公司的附屬公司;或(d)本公司的控股股東;或(e)本公司控股股東所控制的公司;或(f)本公司所控制的公司;或(g)本公司控股公司的聯營公司;或(h)本公司的聯營公司。

(3) 可予發行之股份總數

(i) 授權限額 — 在下文第(3)(ii)段規限下,根據認股權計劃及本公司任何其他計劃授出之購股權在悉數行使時可予發行之股份總數,不得超過於採納日期之已發行股份的10%,即121,787,040股股份。

(ii) 主要限額 — 本公司可由股東通過普通決議案及嘉華國際股東通過普通決議案重訂上文第3(i)段所述之授權限額,惟在此之前本公司及嘉華國際必須先行向各自之股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之購股權在悉數行使時可予發行之股份總數,不得超過不時已發行股份之30%。

認股權計劃(續)

(3) 可予發行之股份總數(續)

(iii) 於二零零二年十二月三十一日，根據認股權計劃可予發行之股份總數為121,787,040股，佔本公司當時已發行股本約9.80%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，及經嘉華國際股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而嘉華國際在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)乃由董事會全權決定(認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付港幣1元。認股權必須於授出日期起十四天內被接納，或於董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之較高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為採納日期起計為期10年及將於二零一二年五月二十九日屆滿。

認股權計劃（續）

根據認股權計劃或根據本公司任何其他認股權計劃授出並由本公司董事及僱員持有之認股權之詳情載列如下：

	授出日期	於二零零二年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零二年十二月三十一日持有之認股權	行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
陳乃強	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	—	—	536,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
張惠彬	—	—	—	—	—	—	—
鄭慕智	—	—	—	—	—	—	—
葉慶忠	—	—	—	—	—	—	—
僱員	一九九八年五月二十日	9,762,000	—	200,000（附註1）	9,562,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	21,226,000	—	930,000（附註2）	20,296,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日

認股權計劃（續）

附註：

1. 行使日期為二零零二年四月二十五日。於行使認股權之前一日，每股收市價為港幣0.65元。

2. 就50,000認股權，行使日期為二零零二年三月八日。於行使認股權之前一日，每股收市價為港幣0.59元。

   就650,000認股權，行使日期為二零零二年四月二十五日。於行使認股權之前一日，每股收市價為港幣0.65元。

   就180,000認股權，行使日期為二零零二年五月九日。於行使認股權之前一日，每股收市價為港幣0.70元。

   就50,000認股權，行使日斯為二零零二年五月十日。於行使認股權之前一日，每股收市價為港幣0.69元。

上文所述之所有認股權，須受一年持有期限制。

除認股權計劃外，本公司、附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

關連交易

於二零零二年七月二十二日，本公司之全資附屬公司輝亨有限公司（「貸款人」），與嘉華國際集團有限公司（「嘉華國際」）之全資附屬公司 Great Place Developments Limited（「借款人」）簽訂一項有條件借貸協議。根據該協議，貸款人向借款人提供最多為數港幣330,000,000元之有擔保無抵押循環融資備用貸款。

根據上市規則，上述交易屬於本公司之關連交易。詳情已載於本公司及嘉華國際於二零零二年七月二十二日之聯合新聞公佈，及本公司於二零零二年八月五日致股東之通函內，並獲本公司之獨立股東於二零零二年八月二十二日舉行之股東特別大會上批准。

財務概要

本集團之五年業績、資產及負債賬目摘要載於年報第22頁及第23頁。

主要客戶及供應商

在截至二零零二年十二月三十一日止年度內，集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面（不包括資本性採購），最大五個供應商之採購額佔整體採購額亦少於百分之三十。

就本公司董事所知悉，未有任何董事，其聯繫人士，或就董事所知持有超過百分之五本公司已發行股份之股東擁有此五大供應商之任何權益。

管理合約

本年度本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司賬項經由羅兵咸永道會計師事務所審核。該核數師任滿告退，但願意應聘續任。

承董事會命

副主席
呂耀東

香港，二零零三年四月九日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

致嘉華建材有限公司全體股東
(於香港註冊成立之有限公司)

本核數師已完成審核第37頁至第71頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零二年十二月三十一日結算時之財務狀況，及　貴集團至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年四月九日

綜合損益表

截至二零零二年十二月三十一日止年度

	附註	**二零零二年 港幣千元**	二零零一年 港幣千元
營業額	3	**1,010,999**	1,082,615
銷售成本		**(909,523)**	(903,738)
毛利		**101,476**	178,877
其他收益	3	**29,783**	48,984
其他營運收入		**8,342**	15,634
行政費用		**(52,821)**	(64,281)
其他營運費用		**(18,212)**	(30,168)
經營溢利	4	**68,568**	149,046
財務費用	5	**(7,193)**	(16,929)
應佔溢利減虧損			
共同控制實體		**4,439**	1,938
聯營公司		**3,944**	(6,010)
除税前溢利		**69,758**	128,045
税項	9	**(4,414)**	(14,410)
除税後溢利		**65,344**	113,635
少數股東權益		**(3,016)**	(834)
股東應佔溢利	25	**62,328**	112,801
股息	11	**(24,829)**	(48,356)
		港仙	港仙
每股盈利	12	**5.1**	9.6

綜合資產負債表

二零零二年十二月三十一日

	附註	**二零零二年 港幣千元**	二零零一年 港幣千元
固定資產	13	**740,946**	675,498
共同控制實體	16	**196,327**	177,818
聯營公司	17	**15,244**	86,033
其他非流動資產	18	**240,974**	141,709
非流動資產		**1,193,491**	1,081,058
流動資產			
存貨	19	**42,625**	63,079
應收賬款及預付款	20	**360,659**	335,449
其他投資	21	**—**	280,000
可收回稅項		**5,916**	3,380
現金及銀行結餘		**283,062**	299,123
		692,262	981,031
流動負債			
應付賬款及應計費用	22	**262,401**	266,862
長期負債之一年內應償還額	26	**—**	101,555
短期銀行貸款 — 無抵押		**65,905**	183,690
應付稅項		**1,198**	5,134
		329,504	557,241
流動資產淨額		**362,758**	423,790
		1,556,249	1,504,848
資金來源：			
股本	23	**124,321**	121,674
儲備	25	**1,268,249**	1,235,958
股東權益		**1,392,570**	1,357,632
少數股東權益		**145,334**	125,547
非流動負債	27	**18,345**	21,669
		1,556,249	1,504,848

呂耀東
董事

陳啟能
董事

本賬目已於二零零三年四月九日獲董事會批准。

公司資產負債表

二零零二年十二月三十一日

	附註	二零零二年 港幣千元	二零零一年 港幣千元
附屬公司	15	**1,155,753**	903,678
流動資產			
應收賬款及預付款	20	**16**	9,117
其他投資	21	**—**	280,000
可收回稅項		**391**	—
現金及銀行結餘		**208,157**	219,435
		208,564	508,552
流動負債			
應付賬款及應計費用	22	**1,353**	1,095
長期負債之一年內應償還額	26	**—**	67,917
應付稅項		**—**	2,270
		1,353	71,282
流動資產淨額		**207,211**	437,270
		1,362,964	1,340,948
資本來源：			
股本	23	**124,321**	121,674
儲備	25	**1,238,643**	1,219,274
股東權益		**1,362,964**	1,340,948

呂耀東
董事

陳啟能
董事

本賬目已於二零零三年四月九日獲董事會批准。

綜合現金流量表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
經營業務之現金流量			
來自經營業務之現金	28(a)	**105,634**	215,021
已付香港利得税淨額		**(7,858)**	(17,730)
已付中國內地所得税		**(5,125)**	(1,290)
已付利息		**(7,191)**	(16,766)
融資租賃租金之利息部份		**(2)**	(163)
來自經營業務之現金淨額		**85,458**	179,072
投資業務之現金流量			
購買固定資產		**(118,092)**	(44,083)
出售固定資產		**4,508**	1,458
購入於附屬公司之少數股東權益		**—**	(11,331)
(墊款予)/還款自共同控制實體		**(4,609)**	362
購買共同控制實體		**(10,039)**	—
購買聯營公司		**—**	(21,549)
聯營公司償還之墊款		**—**	2,253
遞延費用		**(36,536)**	(36,413)
購買長期投資		**(10,173)**	(33,739)
出售長期上市投資		**5,295**	14,921
贖回其他投資		**280,000**	—
(增加)/減少遞延應收賬款		**(1,893)**	3,224
墊款予同系附屬公司		**(50,000)**	—
還款自同系附屬公司		**50,000**	—
已收利息		**16,559**	37,021
已收聯營公司股息		**3,400**	—
已收共同控制實體股息		**—**	383
來自/(用於)投資業務之現金淨額		**128,420**	(87,493)
融資活動之現金流量			
發行新股本		**592**	52
少數股東借款增加淨額		**18,960**	11,199
新增長期銀行借款		**225,000**	—
償還長期銀行借款		**(325,917)**	(111,833)
短期銀行貸款於貸款日起計算 多於三個月內償還之(減少)/增加		**(117,785)**	108,330
融資租賃租金之資本部份		**(638)**	(1,474)
已付予股東股息		**(27,673)**	(32,067)
已付予附屬公司少數股東股息		**(2,153)**	(940)
用於融資活動之現金淨額	28(b)	**(229,614)**	(26,733)
現金及銀行結餘之(減少)/增加淨額		**(15,736)**	64,846
滙率變動		**(325)**	(57)
於年初之現金及銀行結餘		**299,123**	234,334
於年末之現金及銀行結餘		**283,062**	299,123

綜合權益變動表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
於年初		**1,357,632**	1,276,808
滙率變動	25	**(309)**	38
行使認股權發行股份	23及25	**592**	52
以股代息發行新股	23及25	**15,170**	31,909
本年度溢利	25	**62,328**	112,801
股息			
末期股息	25	**(30,446)**	(46,066)
中期股息	25	**(12,397)**	(17,910)
於年末		**1,392,570**	1,357,632

1. 主要會計政策

(a) 編製基礎

本賬目根據歷史成本會計法編撰，並對某些物業的重估值作出修訂，及按照香港普遍採納之會計原則編製而成。

以下為編製賬目所採用之主要會計政策：

(b) 綜合基礎

本集團之綜合賬目已計入嘉華建材有限公司及其附屬公司截至十二月三十一日止年度之賬目，並包括本集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時之資產淨值及應佔未攤銷之商譽或負商譽(包括以前直接計入儲備之金額)計算。

所有集團內公司間之重大交易及結餘已對銷。

(c) 附屬公司

附屬公司乃由本集團直接或間接長期持有超過百分之五十已發行股本、或控制超過百分之五十投票權、或控制董事會組成之公司。

在本公司的資產負債表內，附屬公司之投資以成本值或低於成本值列賬。如董事認為已出現非暫時性減值，則作出減值準備。本公司將附屬公司之業績按股息收入入賬。

(d) 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

1. 主要會計政策（續）

(e) 聯營公司

聯營公司乃非附屬公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力之公司。

聯營公司以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

(f) 商譽

商譽指收購成本超出於收購日集團應佔所收購之附屬公司、共同控制實體或聯營公司之淨資產之數額。

收購商譽計入資產負債表中為獨立資產，並於其估計可用年期以不超過二十年以直線法攤銷。商譽之賬面值於每年均作檢討，並只於董事認為已出現非暫時性減值，則作出減值準備。

當淨資產之公平價值超出於收購代價時，相差之金額將於收購之年度，或按所收購之非貨幣性資產的加權平均可使用年期在損益表內確認。

(g) 固定資產及折舊

固定資產均按原值或估值減累積折舊及重大長期減值之撥備入賬。

租賃土地及樓房與租賃物業裝修按各租賃年期以直線法計算折舊。其他固定資產以直線法在其估計可使用年限內攤銷。折舊年率如下：

廠場機器	5至25%
其他固定資產	20至25%

將固定資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。固定資產之賬面值均定期檢討，當預計可收回價值長期下降至低於賬面值時，賬面值需作減值至預計可收回價值。預期未來之現金流量將折算為現值來決定可收回價值。

出售固定資產之收益或虧損指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。於出售經過重估之資產時，任何屬於有關資產已變現之重估儲備結餘均直接轉撥至盈餘儲備。

1. 主要會計政策（續）

(h) 投資物業

投資物業乃建築工程及發展項目已完成並因其長期投資潛力持有而非集團自用之房地產權益。投資物業價值按公平值入賬，此價值為獨立專業估值計算之公開市場價值。投資物業重估產生之任何虧損轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表，餘額轉入投資物業重估儲備內。當出售投資物業時，其有關重估盈餘之已變現部分將撥入損益表。

租賃年期超過二十年之投資物業則不作折舊。

(i) 租賃資產

根據將資產擁有權之全部得益及風險實質地轉讓予本集團而向第三者租用資產之租賃均作為融資租賃入賬。融資租賃開始時，將資產之公平值或最低租金付款之現值（按租賃隱示之利率折算）兩者之較低者資本化作為固定資產入賬；相應之承擔在扣除融資支出後列入長期負債。融資租賃之資產按上文附註(g)所述之基準折舊。應付之融資租賃金額按相關租賃隱示之利率，以比例方式分攤為利息支出及租賃承擔之減少。

資產擁有權之絕大部份得益及風險由出租者保留之租賃皆作為經營租賃入賬。經營租賃之租金支出在扣除自出租者提供之優惠後，以直線法於租賃期內在損益表中支銷。

(j) 遞延支出

石礦場發展費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費用乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。

開辦費用於發生時以費用支銷。

(k) 存貨

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準計算，包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價扣除估計銷售費用計算。

1. 主要會計政策（續）

(l) 投資

因特定長期目標或策略原因持有的證券將於資產負債表均列入資產負債表之其他非流動資產並按成本值扣除虧損準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

如證券持有的目的是為了能在短期價值變動下產生利潤列入資產負債表之流動資產並按公平值列賬。證券之公平值變動而引致之未變現盈虧淨額均在損益表確認。出售證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表確認。

(m) 撥備

當因過往事件須承擔現有之法律性或推定性的責任，而在解除責任時有可能消耗資源，同時責任金額能夠可靠地作出估算情況下，需確立撥備。當預計撥備款可獲償付，則將償付款確認為一項獨立資產，惟只能在償付款可實質確定時確認。

重組撥備主要包括終止租賃合約之罰款及解僱員工之遣散款，並於集團須承擔法律性或推定性付款責任之期間確認。解僱員工之遣散費僅在與適當之僱員代表協定裁員條款及受影響僱員數目後，或在個別僱員獲知會具體條款後始作確認。有關集團持續經營業務之成本不會預先作出撥備。不再作原定用途之固定資產均撥作流動資產，並按賬面值與估計可變現淨值兩者之較低者入賬。

(n) 遞延稅項

遞延稅項為應課稅而計算之溢利與賬目內之溢利兩者間之重大時差，根據預期於可預見將來支付或收回之負債或資產而按現行稅率以負債法計算。

(o) 外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧均計入損益表。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於結算日之滙率折算。折算於此等附屬公司、共同控制實體及聯營公司淨投資所產生之折算盈虧則直接計入儲備。

1. 主要會計政策（續）

(p) 僱員福利

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數償還的花紅計劃之現有之法律性或推定性的責任，而責任金額能夠可靠地作出估算情況下，需確立撥備。

(q) 收益確認

建築材料銷售之收入於貨物付運予顧客及法定所有權轉讓時入賬。

租金收入於扣除支付予承租人之優惠後按租賃年期以直線法確認。

利息收入依據未償還本金額及適用利率按時間比例確認。

股息收入在收取股息之權利確定時確認。

(r) 借貸成本

凡直接與收購、建造或製造資產有關的借貸成本，而該等資產必須經過一段頗長時間籌備，以達致預定用途，該等借貸利息及成本均資本化作為該資產之部份成本。所有其他借貸成本在發生時於損益表內支銷。

(s) 現金及現金等價物

現金及現金等價物包括庫存現金及存放於銀行及財務機構於存款日起計算三個月內可隨時提取之款項之銀行結餘扣除由銀行及財務機構墊支日期起計算三個月內償還之透支及墊款。

2. 分部資料

集團主要從事生產及分銷建築材料，此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務，主要報告以地區分部呈列，而業務分部並不適用。分部資產主要包括固定資產、其他非流動資產、存貨、應收賬款及其他應收款，主要不包括投資。分部負債主要包括應付賬款及應計費用。而銷售則以客戶所在的國家劃分。

地區分部資料如下：

截至二零零二年十二月三十一日止年度

	香港 港幣千元	中國內地 港幣千元	總額 港幣千元
營業額	553,060	457,939	1,010,999
其他收益	29,225	558	29,783
經營溢利	50,495	18,073	68,568
財務費用			(7,193)
應佔溢利減虧損			
共同控制實體	1,968	2,471	4,439
聯營公司	3,944	—	3,944
除税前溢利			69,758
税項			(4,414)
除税後溢利			65,344
少數股東權益	—	(3,016)	(3,016)
股東應佔溢利			62,328
分部資產	882,685	395,581	1,278,266
共同控制實體	3,009	193,318	196,327
聯營公司	15,244	—	15,244
未分配資產			395,916
總資產			1,885,753
分部負債	150,628	113,173	263,801
少數股東權益	99,720	45,614	145,334
未分配負債			84,048
總負債			493,183
資本開支	54,971	99,657	154,628
折舊	42,479	17,501	59,980
攤銷	14,879	—	14,879
撥回固定資產之額外準備	—	11,303	11,303

2. 分部資料（續）

截至二零零一年十二月三十一日止年度

	香港 *港幣千元*	**中國內地** *港幣千元*	**總額** *港幣千元*
營業額	721,075	361,540	1,082,615
其他收益	48,117	867	48,984
經營溢利	139,926	9,120	149,046
財務費用			(16,929)
應佔溢利減虧損			
共同控制實體	(157)	2,095	1,938
聯營公司	370	(6,380)	(6,010)
除税前溢利			128,045
税項			(14,410)
除税後溢利			113,635
少數股東權益	1	(835)	(834)
股東應佔溢利			112,801
分部資產	921,741	262,771	1,184,512
共同控制實體	1,297	176,521	177,818
聯營公司	14,738	71,295	86,033
未分配資產			613,726
總資產			2,062,089
分部負債	175,608	93,285	268,893
少數股東權益	87,676	37,871	125,547
未分配負債			310,017
總負債			704,457
資本開支	62,217	18,279	80,496
折舊	56,524	18,097	74,621
攤銷	11,815	—	11,815

3. 營業額及其他收益

	二零零二年 港幣千元	二零零一年 港幣千元
營業額		
建築材料銷售	**1,010,999**	1,082,615
其他收益		
租金收入	**12,036**	11,963
利息收入		
非上市證券投資(附註32(b))	**9,538**	25,415
墊款予同系附屬公司(附註32(c))	**520**	—
銀行存款	**4,583**	9,688
遞延應收賬款(附註18)	**1,918**	1,918
向同系附屬公司收取前期費用(附註32(c))	**1,188**	—
	29,783	48,984
總收益	**1,040,782**	1,131,599

4. 經營溢利

	二零零二年 港幣千元	二零零一年 港幣千元
經營溢利已計入：		
出售上市證券投資利潤	**103**	6,583
出售固定資產利潤	**541**	—
撥回固定資產額外準備	**11,303**	—
負商譽攤銷	**631**	632
及已扣除：		
折舊		
自置固定資產	**59,908**	74,334
租賃固定資產	**72**	287
攤銷		
石礦場發展費用	**846**	1,494
清除表土費用	**14,033**	10,321
經營租賃租金		
土地及樓房	**11,740**	18,808
廠場機器	**1,888**	—
專利費	**3,076**	4,944
核數師酬金	**952**	1,086
出售固定資產虧損	**—**	1,792
出售貨物成本	**785,384**	778,444
員工成本，包括董事酬金	**140,558**	148,405
長期投資未變現虧損	**561**	3,850
投資物業重估虧損	**—**	2,000

5. 財務費用

	二零零二年 港幣千元	二零零一年 港幣千元
利息支出		
銀行貸款及透支	**7,191**	16,766
需於五年內全數償還之融資租賃承擔	**2**	163
	7,193	16,929

6. 董事酬金

	二零零二年 港幣千元	二零零一年 港幣千元
袍金	**540**	490
薪金及其他酬金	**1,491**	2,600
退休福利	**137**	158
	2,168	3,248

本公司董事之酬金組別如下：

	董事人數 二零零二年	二零零一年
港幣0元至港幣1,000,000元	**9**	7
港幣1,000,001元至港幣1,500,000元	**—**	1
港幣1,500,001元至港幣2,000,000元	**1**	1
	10	9

付予獨立非執行董事之袍金為港幣240,000元（二零零一年：港幣240,000元），除此之外，並無付予其他酬金。

截至二零零二年十二月三十一日止年度董事沒有獲授認股權及沒有行使任何認股權（二零零一年：無）。

7. 管理人員酬金

本年度集團內五名最高酬金人士中包括一名(二零零一年：一名)董事，其酬金亦已在附註6中反映。其餘四名(二零零一年：四名)人士之酬金如下：

	二零零二年 港幣千元	二零零一年 港幣千元
薪金及其他酬金	**6,801**	6,438
退休福利	**377**	373
	7,178	6,811

此等人士之酬金組別如下：

	僱員人數	
	二零零二年	二零零一年
港幣0元至港幣1,000,000元	—	—
港幣1,000,001元至港幣1,500,000元	**1**	2
港幣1,500,001元至港幣2,000,000元	**2**	1
港幣2,000,001元至港幣2,500,000元	**1**	1
	4	4

8. 退休福利計劃

本集團視乎不同情況為僱員在香港設立兩種界定退休福利供款計劃，如強積金及職業退休計劃。集團根據有關強積金法例為僱員供款，供款率為僱員之每月有關入息5%。集團亦為適合的僱員設立職業退休計劃供款，供款率為扣除集團就該僱員向強積金計劃供款後的基本薪金的5%至10%。本集團對職業退休計劃之供款於產生時支銷，倘僱員在享有全數供款利益前退出該計劃，則本集團可將所沒收之供款額用作扣減未來之供款。該計劃資產由一獨立管理基金管理，並與本公司之資產分開持有。

本集團於中國內地的僱員參與相關省市政府籌辦的多項退休金計劃。據此，本集團須按8%至22.5%供款率(視乎適用的地方規定而定)，每月向該等計劃作出定額供款。除上文所述付款外，本集團概無支付僱員或退休人士其他退休金和退休後福利的責任。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額為港幣9,787,000元(二零零一年：港幣8,745,000元)，扣除沒收之供款港幣379,000元(二零零一年：港幣579,000元)，剩餘港幣59,000元(二零零一年：港幣36,000元)於年終可用作扣減未來的供款。

9. 稅項

	二零零二年 港幣千元	二零零一年 港幣千元
本公司及附屬公司		
香港利得稅	**1,728**	11,863
中國內地所得稅	**4,783**	2,576
遞延稅項(附註27(a))	**(2,693)**	(708)
	3,818	13,731
共同控制實體		
中國內地所得稅	**558**	161
聯營公司		
香港利得稅	**38**	518
	4,414	14,410

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十六(二零零一年:百分之十六)稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

本年度並無重大未撥準備之遞延稅項。

10. 股東應佔溢利

股東應佔溢利中之港幣49,097,000元(二零零一年:港幣27,867,000元)已列入公司賬目內。

11. 股息

	二零零二年 港幣千元	二零零一年 港幣千元
中期股息附現金選擇權，每股港幣1仙（二零零一年：每股港幣1.5仙）	**12,397**	17,910
建議末期股息附現金選擇權，每股港幣1仙（二零零一年：每股港幣2.5仙）	**12,432**	30,446
	24,829	48,356
部分股息以現金派發，詳情如下：		
中期	**10,968**	8,797
末期	—	16,705
	10,968	25,502

董事會建議末期股息以股代息附現金選擇權，每股港幣1仙（二零零一年：每股港幣2.5仙）。此股息將於截至二零零三年十二月三十一日止年度列作盈餘儲備分派。

12. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣62,328,000元（二零零一年：港幣112,801,000元）及年內已發行股份1,228,986,000股（二零零一年：1,176,638,000股）之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零二年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

13. 固定資產

集團

	租賃土地及樓房 港幣千元	投資物業 港幣千元	租賃物業裝修 港幣千元	廠場機器 港幣千元	其他固定資產 港幣千元	總額 港幣千元
成本值或估值						
二零零一年十二月三十一日	334,533	42,000	36,979	605,762	167,478	1,186,752
添置	12,459	—	1,891	36,537	67,205	118,092
重新分類	(2,516)	—	(9,179)	11,808	(113)	—
出售	(779)	—	(367)	(32,389)	(11,508)	(45,043)
二零零二年十二月三十一日	343,697	42,000	29,324	621,718	223,062	1,259,801
累積折舊						
二零零一年十二月三十一日	33,074	—	22,062	341,941	114,177	511,254
本年度折舊	6,984	—	2,020	35,588	15,388	59,980
重新分類	(918)	—	(3,436)	4,354	—	—
出售	(162)	—	(3)	(31,011)	(9,900)	(41,076)
撥回額外準備	—	—	—	(11,303)	—	(11,303)
二零零二年十二月三十一日	38,978	—	20,643	339,569	119,665	518,855
賬面淨值						
二零零二年十二月三十一日	**304,719**	**42,000**	**8,681**	**282,149**	**103,397**	**740,946**
二零零一年十二月三十一日	301,459	42,000	14,917	263,821	53,301	675,498

(a) 租賃土地及樓房按成本值或估值減折舊列賬，詳情見附註14。香港之中期租賃投資物業於二零零二年十二月三十一日由獨立專業估值師世邦魏理仕有限公司按公開市值基準評估。

(b) 賬面淨值港幣237,305,000元(二零零一年：港幣242,643,000元)的房地產已抵押予不同銀行作為對集團信貸的擔保及並無廠場機器抵押予銀行作為對集團信貸的擔保(二零零一年：港幣111,398,000元)。

(c) 其他固定資產包括躉船、傢俬、設備及汽車。

(d) 於二零零二年十二月三十一日並無以融資租賃持有之資產(二零零一年：以融資租賃持有之資產賬面淨值為港幣72,000元)。

(e) 除以上附註(a)提及的物業外，其他資產均按成本值列賬。

14. 租賃土地及樓房

中期租賃土地及樓房如下：

	香港 港幣千元	香港以外 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
成本值	**296,935**	**18,822**	**315,757**	306,533
一九九零年專業估值	**27,940**	—	**27,940**	28,000
	324,875	**18,822**	**343,697**	334,533

若干位於香港之土地及樓房由獨立專業估值師仲量聯行根據於一九九零年三月三十一日之公開市值基準重新估值。根據香港會計準則第17條(物業、機器及設備)第80段，本集團日後無需重估此物業。倘此物業按成本值列賬，其賬面值為港幣501,000元(二零零一年：港幣565,000元)。

15. 附屬公司

	公司	
	二零零二年 港幣千元	二零零一年 港幣千元
非上市股份，按成本值	**1**	1
應收貸款	**300,556**	300,556
應收賬款	**2,038,147**	1,622,453
應付賬款	**(1,166,559)**	(1,002,940)
	1,172,145	920,070
撥備	**(16,392)**	(16,392)
	1,155,753	903,678

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息，應付及應收賬款為無抵押、免息及無固定還款期。

董事認為對集團業績或資產淨值有重大影響之附屬公司之詳細資料見附註35。

16. 共同控制實體

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
應佔之資產淨額	**106,373**	92,473
應收賬款	**89,954**	85,345
	196,327	177,818

應收賬款為無抵押、免息及無固定還款期。

董事認為對集團業績或資產淨值有重大影響之共同控制實體之詳細資料見附註35。

17. 聯營公司

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
應佔之資產淨額	**15,244**	86,033

董事認為對集團業績或資產淨值有重大影響之聯營公司之詳細資料見附註35。

18. 其他非流動資產

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
遞延支出		
清除表土費用	**111,564**	94,077
石礦場發展費用	**11,452**	7,282
	123,016	101,359
遞延應收賬款	**11,020**	9,127
長期投資		
香港上市	**2,487**	—
非上市	**104,451**	31,223
	106,938	31,223
	240,974	141,709
長期上市投資市值	**1,346**	—

遞延應收賬款為借予運送混凝土予客戶的承包商款項，墊款由承包者之運送車輛作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零八年止。遞延應收賬款之流動部份已包括在其他應收賬內。

19. 存貨

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
石料及沙	**7,653**	26,760
混凝土管筒及磚	**4,952**	4,802
水泥	**6,598**	4,492
零件	**19,857**	23,907
消耗品	**3,565**	3,118
	42,625	63,079

以可變現淨值列賬的存貨金額合共港幣1,572,000元（二零零一年：港幣1,184,000元）。

20. 應收賬款及預付款

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
貿易應收賬款(附註a)	**283,080**	250,022	—	—
借款予同系附屬公司(附註b)	—	—	—	—
其他應收款	**28,751**	39,840	—	—
預付款	**48,828**	45,587	**16**	9,117
	360,659	335,449	**16**	9,117

(a) 集團根據當地有關行業之標準制定信貸政策。集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之貿易應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零二年	二零零一年
	港幣千元	*港幣千元*
一個月內	**141,316**	94,155
二至三個月	**80,428**	110,361
四至六個月	**50,566**	31,270
六個月以上	**10,770**	14,236
	283,080	250,022

(b) 本集團於二零零二年七月授予一同系附屬公司港幣330,000,000元的無抵押循環備用貸款，年利息率為三個月的香港銀行同業拆息利率再加2.38%。贖回期為三年並附一至二年延期贖回權。本年度最高貸款額為港幣50,000,000元。

21. 其他投資

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
浮息票據，按成本值	—	280,000	—	280,000

該浮息票據由本公司之最終控股公司發行，年利息率為六個月的香港銀行同業拆息利率再加4.5%，已於二零零二年六月二十七日全數贖回。

22. 應付賬款及應計費用

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
貿易應付賬款	**104,619**	93,642	**—**	—
其他應付款	**59,670**	52,784	**—**	—
營運應計費用	**92,918**	112,107	**1,353**	1,095
已收按金	**5,194**	8,329	**—**	—
	262,401	266,862	**1,353**	1,095

本集團之貿易應付賬款賬齡依發票日期分析如下：

	二零零二年	二零零一年
	港幣千元	港幣千元
一個月內	**48,213**	44,186
二至三個月	**39,154**	27,560
四至六個月	**9,152**	14,836
六個月以上	**8,100**	7,060
	104,619	93,642

23. 股本

	二零零二年		二零零一年	
	每股面值港幣一角之普通股	**港幣千元**	每股面值港幣一角之普通股	港幣千元
法定：				
年初	**3,888,000,000**	**388,800**	2,888,000,000	288,800
本年度增加	**—**	**—**	1,000,000,000	100,000
年末	**3,888,000,000**	**388,800**	3,888,000,000	388,800
發行及繳足：				
年初	**1,216,740,404**	**121,674**	1,151,656,667	115,166
行使認股權	**1,130,000**	**113**	100,000	10
發行以股代息股份	**25,337,411**	**2,534**	64,983,737	6,498
年末	**1,243,207,815**	**124,321**	1,216,740,404	121,674

24. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本公司於二零零二年五月三十日舉行之股東週年大會，決議通過並採納新的認股權計劃和終止當時之現有認股權計劃(該計劃於二零零零年六月二十三日被採納)，但按照舊的認股權計劃所授予之認股權仍然有效。根據新的認股權計劃，認股權將授予本公司或其聯屬公司之董事、高級行政人員或僱員及其他合資格承授人。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

	二零零二年	二零零一年
年初	**39,394,000**	39,494,000
已行使之認股權(附註a)	**(1,130,000)**	(100,000)
年末(附註b)	**38,264,000**	39,394,000

(a) 本年度已行使之認股權

行使日期	**行使價** *港幣*	**已發行股數**
二零零二年三月八日	0.5216	50,000
二零零二年四月二十五日	0.5333	200,000
二零零二年四月二十五日	0.5216	650,000
二零零二年五月九日	0.5216	180,000
二零零二年五月十日	0.5216	50,000
		1,130,000

(b) 尚未行使之認股權

		認股權數目	
行使期限	**每股行使價** *港幣*	**二零零二年**	二零零一年
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**3,400,000**	3,400,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**5,006,000**	5,006,000
其他僱員			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**9,562,000**	9,762,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**20,296,000**	21,226,000
		38,264,000	39,394,000

24. 認股權計劃(續)

(b) 尚未行使之認股權(續)

以上所有認股權於本年度年初及年末均可全部行使。

於結算日後，行使價每股港幣0.514元共可認購20,482,000股之認股權已授予本公司或其聯屬公司之董事、顧問及僱員。

25. 儲備

集團

	股份溢價	資本儲備	土地及樓房重估儲備	股本贖回儲備	盈餘儲備	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
二零零一年十二月三十一日	547,627	4,395	27,363	70	656,503	1,235,958
滙率變動	—	—	—	—	(309)	(309)
發行股份之溢價	479	—	—	—	—	479
發行以股代息股份	(2,534)	—	—	—	15,170	12,636
本年度溢利	—	—	—	—	62,328	62,328
二零零一年末期股息	—	—	—	—	(30,446)	(30,446)
二零零二年中期股息	—	—	—	—	(12,397)	(12,397)
二零零二年十二月三十一日	**545,572**	**4,395**	**27,363**	**70**	**690,849**	**1,268,249**
公司及附屬公司	545,572	4,395	27,363	70	716,599	1,293,999
共同控制實體	—	—	—	—	(28,342)	(28,342)
聯營公司	—	—	—	—	2,592	2,592
	545,572	4,395	27,363	70	690,849	1,268,249
二零零零年十二月三十一日	554,083	4,395	27,363	70	575,731	1,161,642
滙率變動	—	—	—	—	38	38
發行股份之溢價	42	—	—	—	—	42
發行以股代息股份	(6,498)	—	—	—	31,909	25,411
本年度溢利	—	—	—	—	112,801	112,801
二零零零年末期股息	—	—	—	—	(46,066)	(46,066)
二零零一年中期股息	—	—	—	—	(17,910)	(17,910)
二零零一年十二月三十一日	547,627	4,395	27,363	70	656,503	1,235,958
公司及附屬公司	547,627	4,395	27,363	70	696,399	1,275,854
共同控制實體	—	—	—	—	(32,203)	(32,203)
聯營公司	—	—	—	—	(7,693)	(7,693)
	547,627	4,395	27,363	70	656,503	1,235,958

25. 儲備（續）

公司

	股份溢價 港幣千元	資本儲備 港幣千元	股本 贖回儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
二零零一年十二月三十一日	547,627	235,239	70	436,338	1,219,274
發行股份之溢價	479	—	—	—	479
發行以股代息股份	(2,534)	—	—	15,170	12,636
本年度溢利	—	—	—	49,097	49,097
二零零一年末期股息	—	—	—	(30,446)	(30,446)
二零零二年中期股息	—	—	—	(12,397)	(12,397)
二零零二年十二月三十一日	**545,572**	**235,239**	**70**	**457,762**	**1,238,643**
二零零零年三月三十一日	554,083	235,239	70	440,538	1,229,930
發行股份之溢價	42	—	—	—	42
發行以股代息股份	(6,498)	—	—	31,909	25,411
本年度溢利	—	—	—	27,867	27,867
二零零零年末期股息	—	—	—	(46,066)	(46,066)
二零零一年中期股息	—	—	—	(17,910)	(17,910)
二零零一年十二月三十日	547,627	235,239	70	436,338	1,219,274

本公司可供分配予股東之儲備為港幣457,762,000元（二零零一年：港幣436,338,000元）。

26. 長期負債

	集團		公司	
	二零零二年 港幣千元	二零零一年 港幣千元	**二零零二年 港幣千元**	二零零一年 港幣千元
銀行借款				
已抵押	—	62,167	—	29,167
無抵押	—	38,750	—	38,750
需於五年內全數償還之融資租賃承擔	—	638	—	—
	—	101,555	—	67,917
列為流動負債部份	—	(101,555)	—	(67,917)
	—	—	—	—

27. 非流動負債

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
遞延稅項(附註a)	**16,945**	19,638
負商譽(附註b)	**1,400**	2,031
	18,345	21,669

(a) 遞延稅項

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
年初	**19,638**	20,346
撥入損益表*(附註9)*	**(2,693)**	(708)
年末	**16,945**	19,638
在賬內提撥如下：		
加速折舊免稅額	**41,743**	41,817
其他時差準備	**(24,798)**	(22,179)
	16,945	19,638

就香港利得稅而言，因重估集團之土地樓房及投資物業而產生之重估盈虧並不構成時差，因該等資產乃長期持有，任何盈虧均毋須繳納香港利得稅。

於結算日，並沒有任何未提撥準備之重大遞延稅項。

(b) 負商譽

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
成本值		
年初	**2,663**	—
增持一附屬公司權益所產生	**—**	2,663
年末	**2,663**	2,663
累計攤銷	**(1,263)**	(632)
	1,400	2,031

28. 綜合現金流量表附註

(a) 經營溢利與來自經營業務之現金對賬表

	二零零二年 港幣千元	二零零一年 港幣千元
經營溢利	**68,568**	149,046
折舊	**59,980**	74,621
撥回固定資產額外準備	**(11,303)**	—
出售固定資產(利潤)／虧損	**(541)**	1,792
出售長期上市投資利潤	**(103)**	(6,583)
長期投資未變現虧損	**561**	3,850
投資物業重估虧損	**—**	2,000
利息收入	**(16,559)**	(37,021)
遞延支出攤銷	**14,879**	11,815
負商譽攤銷	**(631)**	(632)
營運資本變動前之經營溢利	**114,851**	198,888
存貨減少／(增加)	**20,454**	(7,507)
應收賬款及預付款(增加)／減少	**(25,210)**	53,594
應付賬款及應計費用減少	**(4,461)**	(29,954)
來自經營業務之現金	**105,634**	215,021

(b) 融資變動分析

	股本及股份溢價 港幣千元	借款及融資租賃承擔 港幣千元	少數股東權益 港幣千元	總額 港幣千元
二零零一年十二月三十一日	669,301	285,245	125,547	1,080,093
滙率變動	—	—	(36)	(36)
少數股東應佔溢利	—	—	3,016	3,016
融資之現金流入／(流出)	592	(219,340)	16,807	(201,941)
二零零二年十二月三十一日	**669,893**	**65,905**	**145,334**	**881,132**
二零零零年十二月三十日	669,249	290,222	128,543	1,088,014
滙率變動	—	—	(95)	(95)
增持附屬公司權益	—	—	(13,994)	(13,994)
少數股東應佔溢利	—	—	834	834
融資之現金流入／(流出)	52	(4,977)	10,259	5,334
二零零一年十二月三十日	669,301	285,245	125,547	1,080,093

29. 資本承擔

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
已簽約但未撥備	**53,616**	38,531

此外，本集團承諾投資港幣73,692,000元(二零零一年：78,325,000元)於若干從事高科技項目之(附註18)被投資公司。

30. 營業租賃承擔

根據不可撤銷之土地及樓宇經營租賃而於未來支付之最低租賃付款總額如下：

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
第一年內	**8,199**	6,879
第二至第五年	**24,517**	22,124
五年後	**38,564**	39,541
	71,280	68,544

31. 經營租賃收入

根據不可撤銷之土地及樓宇經營租賃而於未來收取之最低租賃收入總額如下：

	集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
第一年	**12,454**	11,844
第二至第五年	**47,274**	47,742
五年後	**53,878**	65,864
	113,606	125,450

32. 有關連人士交易

在集團正常業務範圍內進行之重大有關連人士交易摘錄如下：

(a) 出售石料予聯營公司合計為港幣26,585,000元(二零零一年：港幣24,620,000元)。該項交易是按不低於向集團其他第三方顧客所訂立之價格及條款進行。

(b) 本公司收取浮息票據(詳情見附註21)之利息收入為港幣9,538,000元(二零零一年：港幣25,415,000元)。

(c) 本集團收取墊款予一同系附屬公司(詳情見附註20(b))之利息收入及前期費用分別為港幣520,000元(二零零一年：無)及港幣1,188,000元(二零零一年：無)。

(d) 根據與聯營公司之租務協議條款收取租金為港幣9,971,000元(二零零一年：港幣9,557,000元)。

33. 或然負債

本公司已就若干附屬公司取得之信貸額港幣299,370,000元(二零零一年：港幣372,093,000元)向銀行出具擔保。於二零零二年十二月三十一日已動用之信貸額為港幣154,805,000元(二零零一年：港幣281,483,000元)。

34. 控股公司及最終控股公司

本公司為在英屬處女群島註冊成立的 Sutimar Enterprises Limited 之附屬公司，其於二零零二年十二月三十一日持有本公司百分之六十七點五股權，而其則為在百慕達註冊成立之嘉華國際集團有限公司之全資附屬公司。

董事認為本公司之最終控股公司為嘉華國際集團有限公司。

35. 主要附屬公司、共同控制實體與聯營公司

董事會認為將本集團全部附屬公司，共同控制實體及聯營公司資料列出會過於冗長，故此現時只將對本集團之業績或資產有重要影響之附屬公司，共同控制實體及聯營公司列出。

(a) 附屬公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值	集團持有股權百分比	主要業務
在香港註冊成立				港元		
百利昌有限公司	香港	3,000,000	—	1	99.93	銷售及分銷混凝土管筒
輝亨有限公司	香港	2	—	1	100	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	100	投資控股
城輝亞洲有限公司	香港	10	—	1	100	投資控股
Construction Materials Limited	香港	30,000	—	10	100	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	100	銷售及分銷混凝土管筒
嘉華製磚有限公司	珠海	7,500	—	10	100	製造預製混凝土產品
嘉華混凝土有限公司	香港	2	1,000	100	100	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	100	提供管理服務
嘉華建築材料有限公司	香港	2	1,000	100	100	製造、銷售及分銷混凝土產品
嘉華材料有限公司	香港	28,080,002	—	1	100	貿易
嘉華石礦有限公司	香港	2	100,000	100	100	經銷石料
嘉華石業(珠海)有限公司	珠海	2	1,000	10	100	石礦採石
嘉華拓展有限公司	香港	2	2	10	100	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	63.5	石礦採石

35. 主要附屬公司、共同控制實體與聯營公司（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值	集團持有股權百分比	主要業務
在香港註冊成立				港元		
禮榮有限公司	香港	2	2	1	100	物業投資
匯達通有限公司	香港	2	—	1	100	投資控股
貴通有限公司	香港	2	—	1	100	設備租賃
彩城有限公司	香港	2	—	1	100	投資控股
彩誌有限公司	香港	100	—	1	95	投資控股
彩域有限公司	香港	2	—	1	100	投資控股
星園有限公司	香港	2	—	1	100	投資控股
Triconville Investments Limited	香港	10	—	1	100	投資控股

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品（深圳）有限公司	深圳	港元10,000,000	100	製造、銷售及分銷混凝土管筒
嘉華建築制品（深圳）有限公司	深圳	美元1,290,000	100	製造、銷售及分銷混凝土管筒
嘉華咨詢（廣州）有限公司	廣州	港元1,560,000	100	提供管理服務
嘉華咨詢（上海）有限公司	上海	美元350,000	100	提供管理服務
嘉華石礦（湖州）有限公司	湖州	美元4,250,000	100	石礦採石

35. 主要附屬公司、共同控制實體與聯營公司*(續)*

(a) 附屬公司*(續)*

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
合作經營企業				
北京首嘉石業有限公司	北京	美元1,080,000	55	石礦採石
廣州市嘉華(黃陂)石礦有限公司	廣州	美元4,900,000	100	石礦採石
惠東嘉華材料有限公司	惠東	美元2,800,000	100	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	100	製造、銷售及分銷預拌混凝土
上海北蔡混凝土有限公司	上海	人民幣31,500,000	100	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	60	製造、銷售及分銷預拌混凝土
上海嘉申混凝土有限公司	上海	人民幣4,400,000	100	製造、銷售及分銷預拌混凝土
上海嘉華混凝土有限公司	上海	人民幣10,000,000	100	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	100	製造、銷售及分銷混凝土管樁
合資經營企業				
上海港匯混凝土有限公司	上海	美元4,000,000	60	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	55	製造、銷售及分銷預拌混凝土
上海信財混凝土有限公司	上海	美元2,100,000	99	製造、銷售及分銷預拌混凝土

35. 主要附屬公司、共同控制實體與聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值 美元	集團持有股權百分比	主要業務
在英屬處女群島註冊成立					
Eternal Profits International Limited	香港	10	1	100	物業投資
Fairlight Investments Limited	香港	10	1	100 *	投資控股
High Regard Investments Limited	香港	20	1	100	投資控股
K. Wah Trading Company Limited	科克群島	1	1	100	貿易
Latent Developments Limited	香港	10	1	100	投資控股
Profit Access Investments Limited	香港	10	1	100	投資控股
Prosperous Fields Limited	香港	10	1	100	投資控股
Taksin Profits Limited	香港	17	1	100	投資控股
Woodland Assets Limited	香港	10	1	100	投資控股

* 本公司直接全資擁有

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
環球預製建築系統有限公司	香港	22,785,000	1	49.12	製造、銷售及分銷預製混凝土產品
			註冊資本		
在中國內地註冊成立					
安徽馬鋼嘉華新型建材有限公司	馬鞍山		美元4,290,000	30	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州		人民幣100,000,000	50	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海		美元4,000,000	50	製造、銷售及分銷預拌混凝土

35. 主要附屬公司、共同控制實體與聯營公司（續）

(c) 聯營公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
泰瑪士柏油香港有限公司	香港	1,100,000	10	20	製造、銷售及分銷與鋪蓋瀝青